UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March, 2012

Commission File Number 001-35052

Adecoagro S.A.

(Translation of registrant’s name into English)

13-15 Avenue de la Liberté

L-1931 Luxembourg

R.C.S. Luxembourg B 153 681

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

This report on Form 6-K is being furnished for the purpose of providing a copy of the registrant’s audited consolidated financial statements as of and for the years ended December 31, 2011, 2010 and 2009 (the “Consolidated Financial Statements”). The Consolidated Financial Statements are presented in U.S. Dollars and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy, including its development of the Ivinhema mill and other current projects; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By	/s/ CARLOS A. BOERO HUGHES
Name:	Carlos A. Boero Hughes
Title:	Chief Financial Officer and Chief Accounting Officer

Date: March 29, 2012

Adecoagro S.A.

Consolidated Financial Statements as of and for the years ended December 31, 2011, 2010 and 2009

Report of Independent Registered Public Accounting Firm

To the Shareholders of

Adecoagro S.A.

We have audited the accompanying consolidated statements of financial position of Adecoagro S.A. and its subsidiaries as of December 31, 2011, 2010 and 2009, and the related consolidated statements of income and comprehensive income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Adecoagro S.A. and its subsidiaries at December 31, 2011, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Note 2.3 to the consolidated financial statements, the Company changed the manner in which presents interest paid in the statement of cash flows in 2011.

Buenos Aires, Argentina

March 27, 2012

PRICE WATERHOUSE & CO. S.R.L.

by	(Partner)
Mariano C. Tomatis

Legal information

Denomination: Adecoagro S.A.

Legal address: 13-15 Avenue de la Liberté, L-1931, Luxembourg

RCS Luxembourg: B153681

Company activity: Agricultural and agro-industrial

Date of registration: June 11, 2011

Expiration of company charter: No term defined

Number of register: B153.681

Capital stock: 120,533,415 common shares (of which 2,370 are treasury shares)

Majority shareholder: Morgan Stanley & Co. LLC FBO Quantum Partners LP

Legal address: 1300 Thames St. 5th FL, Baltimore MD 21231-3495, United States of America

Parent company activity: Investing

Capital stock: 25,384,049 common shares

Adecoagro S.A.

Consolidated Statements of Financial Position

as of December 31, 2011, 2010 and 2009

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2011	2010	2009
			(as revised)	(as revised)
			(Note 2.3)	(Note 2.3)
ASSETS
Non-Current Assets
Property, plant and equipment, net	6	759,696	751,992	682,878
Investment property	7	27,883	21,417	21,246
Intangible assets, net	8	36,755	28,653	21,859
Biological assets	9	187,973	133,593	190,714
Investments in joint ventures	10	4,299	6,271	6,506
Deferred income tax assets	21	37,081	47,056	15,656
Trade and other receivables, net	11,12	15,746	30,752	22,065
Other assets		1,408	26	34

Total Non-Current Assets		1,070,841	1,019,760	960,958

Current Assets
Biological assets	9	51,627	53,164	39,740
Inventories	13	96,147	57,170	57,902
Trade and other receivables, net	11,12	141,181	119,205	106,212
Derivative financial instruments	11	10,353	876	99
Cash and cash equivalents	11,14	330,546	70,269	74,806

Total Current Assets		629,854	300,684	278,759

TOTAL ASSETS		1,700,695	1,320,444	1,239,717

SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	16	180,800	120,000	120,000
Share premium	16	926,005	563,343	563,343
Cumulative translation adjustment		(99,202)	11,273	2,516
Equity-settled compensation		15,306	13,659	11,914
Other reserves		(526)	—	—
Treasury shares		(4)	—	—
Retained earnings		57,497	257	44,161

Equity attributable to equity holders of the parent		1,079,876	708,532	741,934

Non controlling interest		14,993	14,570	15,222

TOTAL SHAREHOLDERS EQUITY		1,094,869	723,102	757,156

LIABILITIES
Non-Current Liabilities
Trade and other payables	11,19	8,418	11,785	6,822
Borrowings	11,20	203,409	250,672	203,134
Derivative financial instruments		—	—	280
Deferred income tax liabilities	21	92,989	91,088	77,588
Payroll and social liabilities	22	1,431	1,178	1,106
Provisions for other liabilities	23	3,358	4,606	3,326

Total Non-Current Liabilities		309,605	359,329	292,256

Current Liabilities
Trade and other payables	11,19	114,020	69,236	62,098
Current income tax liabilities		872	978	222
Payroll and social liabilities	22	17,010	15,478	10,079
Borrowings	11,20	157,296	138,800	103,647
Derivative financial instruments	11	6,054	8,920	12,607
Provisions for other liabilities	23	969	4,601	1,652

Total Current Liabilities		296,221	238,013	190,305

TOTAL LIABILITIES		605,826	597,342	482,561

TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		1,700,695	1,320,444	1,239,717

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Consolidated Statements of Income

for the years ended December 31, 2011, 2010 and 2009

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2011	2010	2009
Sales of manufactured products and services rendered	24	365,857	294,529	183,386
Cost of manufactured products sold and services rendered	25	(237,404)	(219,201)	(180,083)

Gross Profit from Manufacturing Activities		128,453	75,328	3,303

Sales of agricultural produce and biological assets	24	182,227	131,738	130,217
Cost of agricultural produce sold and direct agricultural selling expenses	25	(182,227)	(131,738)	(130,217)
Initial recognition and changes in fair value of biological assets and agricultural produce		86,811	(30,528)	71,668
Changes in net realizable value of agricultural produce after harvest		10,523	7,999	12,787

Gross Profit / (Loss) from Agricultural Activities		97,334	(22,529)	84,455

Margin on Manufacturing and Agricultural Activities Before Operating Expenses		225,787	52,799	87,758

General and administrative expenses	25	(65,142)	(56,562)	(52,393)
Selling expenses	25	(59,404)	(52,528)	(31,169)
Other operating income, net	27	24,581	18,224	13,071
Share of loss of joint venture	10	(1,034)	(50)	(294)

Profit / (Loss) from Operations Before Financing and Taxation		124,788	(38,117)	16,973

Finance income	28	9,132	16,559	11,553
Finance costs	28	(62,341)	(39,496)	(34,216)

Financial results, net	28	(53,209)	(22,937)	(22,663)

Profit / (Loss) Before Income Tax		71,579	(61,054)	(5,690)

Income tax (expense)/ benefit	21	(14,662)	16,263	5,415

Profit / (Loss) for the Year		56,917	(44,791)	(275)

Attributable to:
Equity holders of the parent		56,018	(43,904)	(260)
Non controlling interest		899	(887)	(15)
Earnings / (loss) per share attributable to the equity holders of the parent during the year:
Basic	29	0.4787	(0.5488)	(0.0033)
Diluted	29	0.4753	(0.5488)	(0.0033)

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Consolidated Statements of Comprehensive Income

for the years ended December 31, 2011, 2010 and 2009

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	2011	2010	2009
Profit/ (loss) for the year	56,917	(44,791)	(275)
Other comprehensive income:
Exchange differences on translating foreign operations	(112,071)	8,956	91,293

Other comprehensive (loss) / income for the year	(112,071)	8,956	91,293

Total comprehensive (loss) / income for the year	(55,154)	(35,835)	91,018

Attributable to:
Equity holders of the parent	(54,592)	(35,147)	89,215
Non controlling interest	(562)	(688)	1,803

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended December 31, 2011, 2010 and 2009

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent								Non Controlling Interest	Total Shareholders’ Equity
	Share Capital (*) (Note 16)	Share Premium (Note 16)	Cumulative Translation Adjustment	Equity-settled Compensation	Other reserves	Treasury shares (Note 17)	Retained Earnings	Subtotal
Balance at January 1, 2009	108,108	507,516	(87,978)	9,092	—	—	44,421	581,159	57,269	638,428

Loss the year	—	—	—	—	—	—	(260)	(260)	(15)	(275)
Other comprehensive income for the year	—	—	89,475	—	—	—	—	89,475	1,818	91,293

Total comprehensive income for the year	—	—	89,475	—	—	—	(260)	89,215	1,803	91,018
Employee share options granted (Note 17)	—	—	—	2,822	—	—	—	2,822	58	2,880
Capital contribution	11,892	55,827	—	—	—	—	—	67,719	1,382	69,101
Disposal of subsidiary	—	—	1,019	—	—	—	—	1,019	21	1,040
Subsidiaries spin-off	—	—	—	—	—	—	—	—	(45,311)	(45,311)

Balance at December 31, 2009	120,000	563,343	2,516	11,914	—	—	44,161	741,934	15,222	757,156

Loss the year	—	—	—	—	—	—	(43,904)	(43,904)	(887)	(44,791)
Other comprehensive income for the year	—	—	8,757	—	—	—	—	8,757	199	8,956

Total comprehensive loss for the year	—	—	8,757	—	—	—	(43,904)	(35,147)	(688)	(35,835)
Employee share options granted (Note 17)	—	—	—	1,745	—	—	—	1,745	36	1,781

Balance at December 31, 2010	120,000	563,343	11,273	13,659	—	—	257	708,532	14,570	723,102

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended December 31, 2011, 2010 and 2009

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent								Non Controlling Interest	Total Shareholders’ Equity
	Share Capital (*) (Note 16)	Share Premium (Note 16)	Cumulative Translation Adjustment	Equity-settled Compensation	Other reserves	Treasury shares (Note 17)	Retained Earnings	Subtotal
Balance at December 31, 2010	120,000	563,343	11,273	13,659	—	—	257	708,532	14,570	723,102

Profit the year	—	—	—	—	—	—	56,018	56,018	899	56,917
Other comprehensive loss for the year	—	—	(110,610)	—	—	—	—	(110,610)	(1,461)	(112,071)

Total comprehensive loss for the year	—	—	(110,610)	—	—	—	56,018	(54,592)	(562)	(55,154)
Net proceeds from IPO and Private placement (Note 16)	60,104	362,926	—	—	—	—	—	423,030	—	423,030
Employee share options (Note 17):
- Granted	—	—	—	874	—	—	—	874	14	888
- Exercised	55	271	—	(110)	—	—	—	216	(2)	214
- Forfeited	—	—	—	(1,122)	—	—	1,122	—	—	—
Restricted shares (Note 17):
- Issued	641	—	—	—	(632)	—	—	9	(9)	—
- Granted	—	—	—	2,751	—	—	—	2,751	38	2,789
- Exercised	—	746	—	(838)	102	—	—	10	(10)	—
- Forfeited	—	—	—	—	4	(4)	—	—	—	—
Acquisition of non controlling interest (**)	—	(1,281)	135	92	—	—	100	(954)	954	—

Balance at December 31, 2011	180,800	926,005	(99,202)	15,306	(526)	(4)	57,497	1,079,876	14,993	1,094,869

(*)	On January 24, 2011 shareholders approved a reverse stock split whereby every three shares of capital stock were converted into two shares, changing the nominal value of common shares from US$ 1 to US$ 1.5. Consequently, share capital as from January 24, 2011 totaled 80 million shares that represent US$ 120 million (see Note 1).
(**)	As consequence of new contributions made in International Farmland Holdings LP fully attributable to the Group, non controlling interest was reduced from 2% to 1.36% (Note 16).

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Consolidated Statements of Cash Flows

for the years ended December 31, 2011, 2010 and 2009

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2011	2010	2009
			(as revised) (Note 2.3)	(as revised) (Note 2.3)
Cash flows from operating activities:
Profit / (loss) for the year		56,917	(44,791)	(275)
Adjustments for:
Income tax expense / (benefit)	21	14,662	(16,263)	(5,415)
Depreciation	6	33,847	37,217	30,059
Amortization	8	337	346	297
Gain from the disposal of other property items	27	(394)	(847)	(337)
Gain from disposal of farmlands	27	(8,832)	(20,837)	—
Gain from the sale of subsidiaries	27	—	—	(18,839)
Equity settled shared-based compensation granted	26	3,677	1,781	2,880
(Gain) / loss from derivative financial instruments and forwards	27,28	(12,084)	(1,189)	7,486
Interest expense, net	28	33,006	33,028	27,750
Initial recognition and changes in fair value of non harvested biological assets (unrealized)	5	(17,136)	72,374	(55,841)
Changes in net realizable value of agricultural produce after harvest (unrealized)	5	(1,816)	(1,527)	(127)
Provision and allowances		(3,147)	4,980	4,013
Share of loss from joint venture	10	1,034	50	294
Foreign exchange losses / (gains), net	28	12,683	(7,324)	(10,903)
Changes in operating assets and liabilities:
(Increase) / decrease in trade and other receivables		(15,850)	3,584	(30,388)
(Increase) / decrease in inventories		(49,776)	2,259	3,442
Decrease in biological assets		6,745	7,171	20,389
(Increase) / decrease in other assets		(1,382)	8	(5)
(Decrease) / increase in derivative financial instruments		(248)	(3,554)	3,162
Increase/ (decrease) in trade and other payables		19,855	(4,221)	11,508
Increase in payroll and social security liabilities		1,785	5,470	4,327
(Decrease) / increase in provisions for other liabilities		(641)	319	(165)

Net cash generated from/ (used in) operating activities before interest and taxes paid		73,242	68,034	(6,688)
Income tax paid		(16,656)	(7,813)	(13,322)

Net cash generated from / (used in) operating activities		56,586	60,221	(20,010)

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Consolidated Statements of Cash Flows (Continued)

for the years ended December 31, 2011, 2010 and 2009

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2011	2010	2009
			(as revised) (Note 2.3)	(as revised) (Note 2.3)
Cash flows from investing activities:
Acquisition of subsidiaries, net of cash acquired	31	(11,617)	(7,872)	—
Purchases of property, plant and equipment	6	(90,422)	(87,679)	(97,817)
Purchases of intangible assets	8	(195)	(33)	(315)
Purchase of cattle and planting cost of non current biological assets		(63,074)	(35,060)	(40,492)
Interest received	28	8,019	1,341	472
Proceeds from sale of property, plant and equipment		2,611	2,103	7,341
Proceeds from sale of farmlands	15	20,532	10,000	—
Proceeds from disposal of subsidiaries	15	—	5,475	16,425
Payment of escrows arising on subsidiaries acquired		(6,347)	—	—

Net cash used in investing activities		(140,493)	(111,725)	(114,386)

Cash flows from financing activities:
Net proceeds from IPO and Private placement	16	421,778	—	—
Capital contributions from shareholders		—	—	69,101
Proceeds from equity settled shared-based compensation exercised		214	—	—
Proceeds from long-term borrowings	20	34,980	98,581	80,000
Payments of long-term borrowings	20	(82,244)	(31,202)	—
Interest paid	2.3	(33,481)	(33,283)	(25,797)
Net increase in short-term borrowings	20	19,545	12,449	6,946

Net cash generated from financing activities		360,792	46,545	130,250

Net increase / (decrease) in cash and cash equivalents		276,885	(4,960)	(4,146)

Cash and cash equivalents at beginning of year		70,269	74,806	93,360
Effect of exchange rate changes on cash and cash equivalents		(16,608)	423	(14,408)

Cash and cash equivalents at end of year		330,546	70,269	74,806

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

1.	General information and Reorganization

Adecoagro S.A. (the “Company” or “Adecoagro”) is a holding company primarily engaged through its operating subsidiaries in agricultural and agro-industrial activities. The Company and its operating subsidiaries are collectively referred to hereinafter as the “Group”. These activities are carried out through three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation. Farming is further comprised of five reportable segments, which are described in detail in Note 5 to these consolidated financial statements.

The Group was established in 2002 and has subsequently grown significantly both organically and through acquisitions. The Group currently has operations in Argentina, Brazil and Uruguay. See Note 32 for a description of the Group companies.

The Company is the Group’s ultimate parent company and is a Societe Anonyme corporation incorporated and domiciled in the Grand Duchy of Luxembourg. The address of its registered office is 13-15 Avenue de la Liberté, L-1931, Luxembourg.

These consolidated financial statements have been approved for issue by the Board of Directors on March 27, 2012.

Reorganization

On October 30, 2010, the members of International Farmland Holdings LLC (“IFH”) completed the contribution of 98% of their respective interests in IFH on a pro rata basis to a newly formed entity, Adecoagro, as contribution in kind in exchange for 100% of the common shares of Adecoagro outstanding as of that date (hereinafter referred to as the “Reorganization”).

This Reorganization was done, among other things, to facilitate the initial public offering of the Group, which occurred on January 28, 2011. Adecoagro had no prior assets, holdings or operations.

The Reorganization did not qualify as a business combination under common control; rather, it was a simple Reorganization of the capital of IFH, the existing entity. Consequently, it has been retroactively reflected in the consolidated financial statements of Adecoagro in the period in which the Reorganization occurred. Therefore, the consolidated financial statements of Adecoagro as of and for the years ended December 31, 2010 and 2009 have been presented using the historical values stemming from the consolidated financial statements of IFH, although the issued share capital reflects that of Adecoagro as of those dates.

On January 28, 2011 the Company successfully completed an initial public offering and a private placement (see Note 16).

2.	Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1.	Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB) and the Interpretations of the International Financial Reporting Interpretations Committee (IFRIC). All IFRS issued by the IASB, effective at the time of preparing these consolidated financial statements have been applied.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.1.	Basis of preparation (continued)

The financial year corresponds to the calendar year. The consolidated statements of income, of changes in shareholders´ equity, of comprehensive income and of cash flows include two comparative years.

Presentation in the consolidated statement of financial position differentiates between current and non-current assets and liabilities. Assets and liabilities are regarded as current if they mature within one year or are held for sale. The consolidated financial statements are presented in United States Dollars.

The consolidated financial statements have been prepared under the historical cost convention as modified by financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss and biological assets and agricultural produce at the point of harvest measured at fair value.

The preparation of consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

(a) Standards, amendments and interpretations to existing standards effective in 2011 and adopted by the Group in 2011

There are no new standards, amendments and interpretations to existing standards that are effective for the first time for the year beginning on January 1, 2011 that would be expected to have a material impact on the Group.

(b) Standards, amendments and interpretations to existing standards that are effective in 2011 but not relevant to the Group’s operations

An amendment to IAS 32 “Financial Instruments: Presentation” was issued in October 2009. The amendment clarifies that rights issues, options and warrants denominated in a currency other than the issuer’s functional currency and offered on a pro-rata basis to all owners of the same class of equity must be classified as equity. Such rights issues have so far been accounted for as liabilities. The change relates only to issues of a fixed number of shares at a fixed foreign-currency exercise price. The amendment is to be applied for annual periods beginning on or after February 1, 2010. Earlier application is permitted. The amendment was effective for the Group’s year ended December 31, 2011, and did not have an impact on the presentation of the Group’s financial position, results of operations or earnings per share.

The IASB issued IAS 24 (revised) “Related Party Disclosures” in November 2009. The revisions provide a partial exemption from the disclosure requirements for government-related entities and simplify the definition of a related party. The revisions are applicable for accounting periods beginning on or after 1 January 2011. Earlier application is permitted. The revised standard was effective for the Group’s year ended December 31, 2011, and did not have an impact on the presentation of the Group’s financial position, results of operations or earnings per share.

In November 2009, the IFRIC issued IFRIC 19 “Extinguishing Financial Liabilities with Equity Instruments”. The interpretation addresses the accounting treatment in cases where a company settles all or part of a financial liability by issuing equity instruments to the creditor. It is to be applied for annual periods beginning on or after July 1, 2010. Earlier application is permitted. The amendment was effective for the Group’s year ended December 31, 2011, and did not have an impact on the presentation of the Group’s financial position, results of operations or earnings per share.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.1.	Basis of preparation (continued)

In November 2009 amendments were issued to IFRIC 14 “IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction”, an interpretation of IAS 19 “Employee Benefits”. The amendments apply when a company is subject to minimum pension plan funding requirements. They enable prepayments of the respective contributions to be recognized as an asset. The amendments are to be applied for annual periods beginning on or after January 1, 2011. Earlier application is permitted. The amendment was effective for the Group’s year ended December 31, 2011, and did not have an impact on the presentation of the Group’s financial position, results of operations or earnings per share.

On 6 May 2010, the IASB issued Improvements to IFRSs – a collection of amendments to seven IFRSs – as part of its program of annual improvements to its standards. The amendments are effective for annual periods beginning on or after July 1, 2010 and January 1, 2011 (thus effective for the Group’s year ended December 31, 2011), although entities are permitted to adopt them earlier. These amendments relate to IFRS 1 “First Time Adoption of IFRS”, IFRS 3 “Business Combination”, IFRS 7 “Financial Instruments: Disclosures”, IAS 1 “Presentation of Financial Statements”, IAS 27 “Consolidated and separate financial statements”, IAS 34 “Interim Financial Reporting” and IFRIC 13 “Customer Loyalty Programmes”. The amendments did not have a material impact on the presentation of the Group’s financial position, results of operations or earnings per share.

(c) Standards, amendments and interpretations to existing standards that are not yet effective

The following standards, amendments and interpretations to existing standards have been published and are mandatory for the Group’s accounting periods beginning on or after January 1, 2012 or later periods and the Group has not early adopted them:

In November 2009, the IASB issued IFRS 9 “Financial Instruments”. The standard incorporates the first part of a three-phase project to replace IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 prescribes the classification and measurement of financial assets. IFRS 9 requires that financial assets are subsequently measured either “at amortized cost” or “at fair value”, depending on whether certain conditions are met. In addition, IFRS 9 permits an entity to designate an instrument, that would otherwise have been classified in the “at amortized cost” category, to be “at fair value” if that designation eliminates or significantly reduces measurement or recognition inconsistencies. The prescribed category for equity instruments is at fair value through profit or loss, however, an entity may irrevocably opt for presenting all fair value changes of equity instruments not held for trading in other comprehensive income. Only dividends received from these investments are reported in profit or loss. In October 2010, the IASB issued further additions to IFRS 9. These bring forth the guidance for derecognizing financial instruments and most of the requirements for the classification and measurement of financial liabilities currently included within IAS 39. The additions include amortized cost accounting for most financial liabilities, with bifurcation of embedded derivatives. The main change is that in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the statement of income, unless this creates an accounting mismatch. The remaining phases of the project, dealing with impairment of financial instruments and hedge accounting, have not yet been finalized. IFRS 9, as well as its additions, shall be applied retrospectively for annual periods beginning on or after January 1, 2013. Earlier adoption is permitted. The Group is currently analyzing the resulting effects on the presentation of the Group’s results of operations, financial position or cash flows.

In October 2010, the IASB issued an amendment to IFRS 7 “Financial Instruments: Disclosures”. The amendment requires additional disclosures in respect of risk exposures arising from transferred financial assets. The amendment includes a requirement to disclose by class of asset the nature, carrying amount and a description of the risks and rewards of financial assets that have been transferred to another party yet remain on the entity’s statement of financial position. Disclosures are also required to enable a user to understand the amount of any associated liabilities, and the relationship between the financial assets and associated liabilities. The amendment to IFRS 7 shall be applied for annual periods beginning on or after July 1, 2011, with earlier application permitted. The amendment is not expected to have a material impact on the presentation of the Group’s results of operations, financial position or cash flows.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.1.	Basis of preparation (continued)

In December 2010, the IASB amended IAS 12 “Income taxes”, to introduce an exception to the existing principle for the measurement of deferred tax assets or liabilities arising on investment property measured at fair value. The IASB has added another exception to the principles in IAS 12: the rebuttable presumption that investment property measured at fair value is recovered entirely by sale. This presumption is rebutted if the investment property is depreciable (for example, buildings and land held under a lease) and is held within a business model whose objective is to consume substantially all of the economic benefits embodied in the investment property over time, rather than through sale before the end of its economic life. The presumption cannot be rebutted for freehold land that is an investment property, because land can only be recovered through sale. The amendments are effective for annual periods beginning on or after January 1, 2012. The amendment is not expected to result in a change to the Group’s results to the extent it will not have investment properties measured at fair value.

On May 2011, the IASB issued IFRS 10 “Consolidated Financial Statements” which establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 replaces the consolidation requirements in SIC 12 “Consolidation - Special Purpose Entities” and IAS 27 “Consolidated and Separate Financial Statements” and is effective for annual periods beginning on or after 1 January 2013. Earlier application is permitted. IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. The Group is the process of analyzing the resulting effects on the presentation of the Group’s results of operations, financial position or cash flows.

On May 2011, the IASB issued IFRS 11 “Joint Arrangements” which provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form (as is currently the case). The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities. IFRS 11 is effective for annual periods beginning on or after 1 January 2013. Earlier application is permitted. The Group is in the process of analyzing the resulting effects on the presentation of the Group’s results of operations, financial position or cash flows.

On May 2011, the IASB issued IFRS 12 “Disclosure of Interests in Other Entities”. IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after 1 January 2013. Earlier application is permitted. The application of IFRS 12 is likely to increase the disclosures required about subsidiaries and joint arrangements.

On May 2011, the IASB issued IFRS 13 “Fair Value Measurement” which replaces the fair value measurement guidance currently dispersed across different IFRS standards with a single definition of fair value and extensive application guidance. IFRS 13 provides guidance on how to measure fair value and does not introduce new requirements for when fair value is required or permitted. It also establishes disclosure requirements to provide users of financial statements with more information about fair value measurements. IFRS 13 was developed in a joint project with the US Financial Accounting Standards Board (FASB) and the guidance in IFRS 13 is largely converged with FASB’s ASC Topic 820 Fair Value Measurement and Disclosures. IFRS 13 is effective for annual periods beginning on or after 1 January 2013. Earlier application is permitted. The Group is in the process of analyzing this standard although it expects it will not have a material impact on the Group’s results of operations, financial position and cash flows. However, the application of IFRS 13 is likely to increase the disclosures required about fair value measurements.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.1.	Basis of preparation (continued)

In June 2011, the IASB issued an amendment to IAS 1 “Presentation of financial statements”. The amendment improves the consistency and clarity of the presentation of items of other comprehensive income (“OCI”). The main change is a requirement for entities to group items presented in OCI on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments). The amendment to IAS 1 shall be applied for annual periods beginning on or after 1 July 2012, with earlier application permitted. The Group is in the process of analyzing the resulting effects on the presentation of the Group’s results of operations, financial position or cash flows.

There are no other standards, amendments or interpretations that are not yet effective that would be expected to have an impact on the Group.

2.2.	Scope of consolidation

The consolidated financial statements include the results of the Company and all of its subsidiaries from the date that control commences to the date that control ceases. They also include the Group’s share of the after-tax results of its jointly-controlled entities on an equity-accounted basis from the point at which joint control commences, to the date that it ceases.

(a) Subsidiaries

Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The Group accounts for acquisitions using the purchase method of accounting as prescribed by IFRS 3R. Consideration is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of consideration over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the consideration is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the statement of income under the line item “Excess of fair value of net assets acquired over cost” (negative goodwill). (See Note 31 for details).

Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated but considered an impairment indicator of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(b) Transactions and non controlling interest

Non controlling interest is shown as a component of equity in the statement of financial position and the share of profit attributable to non controlling interest is shown as a component of profit or loss for the year in the consolidated statement of income.

The Group treats transactions with non-controlling interests as transactions with equity owners of the Group. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.2.	Scope of consolidation (continued)

(c) Joint ventures

An entity is regarded as a joint venture if the Group has joint control over its operating and financial policies. Joint ventures are accounted for under the equity method where the Group’s statement of income includes its share of their profits and losses and the Group’s statement of financial position includes its share of their net assets.

2.3.	Revision of previously issued financial statements

In June 2011, the Group changed its policy for presenting certain biological assets, mainly sugarcane and coffee plantations, from current assets to non-current assets. The Group effected this reclassification in its statement of financial position as of June 30, 2011. Current and non-current assets were retroactively restated as a result of this change. The Group considers that classification of these biological assets as non-current is more appropriate based on their nature, as capable of sustaining regular harvests in the long-term. Classification as non-current is also consistent with comparable from peer companies in the industry. This reclassification has not affected the total equity, statements of income, statements of cash flows and related notes other than Note 9 of the Group for any of the periods presented.

Additionally, during the year ended December 31, 2011, the Group revised its consolidated statements of financial position for the years ended December 31, 2010 and 2009, to properly reflect the classification of deferred tax assets and deferred tax liabilities on a net basis, which were originally presented without offsetting of balances within the same tax jurisdiction. The impact of this revision was a reduction of total assets and total liabilities for an amount of US$ 20.4 million and US$ 29.5 million, respectively; which represents approximately 1.5% and 2.3% of total assets and 3.3% and 5.8% of total liabilities as of those dates. This revision has not affected equity, statements of income and statements of cash flows. Also, Note 21 has not been affected since it is presented on a gross basis for all periods presented. The Group concluded that this was not material to the consolidated statements of financial position for the years ended December 31, 2010 and 2009.

The consolidated statements of financial position as of December 31, 2010 and 2009 have been revised as a result of the foregoing as follows:

	2010		2009
	As revised	As previously reported	As revised	As previously reported
Biological assets	133,593	104,216	190,714	170,347
Deferred income tax assets	47,056	67,463	15,656	45,113
Other non-currents assets	839,111	839,111	754,588	754,588

Total Non-Current Assets	1,019,760	1,010,790	960,958	970,048

Biological assets	53,164	82,541	39,740	60,107
Other currents assets	247,520	247,520	239,019	239,019

Total Current Assets	300,684	330,061	278,759	299,126

Total Assets	1,320,444	1,340,851	1,239,717	1,269,174

Deferred income tax liabilities	91,088	111,495	77,588	107,045
Other non-currents liabilities	268,241	268,241	214,668	214,668

Total Non-Current Liabilities	359,329	379,736	292,256	321,713

Total Current Liabilities	238,013	238,013	190,305	190,305

Total Liabilities	597,342	617,749	482,561	512,018

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.3.	Revision of previously issued financial statements (continued)

In addition, in December 2011, as permitted under IAS 7, the Group changed its policy for presenting interest paid in the statement of cash flows, classifying them under financing activities instead of operating activities. The Group effected this reclassification in its statement of cash flows for the year ended December 31, 2011. Cash flows from financing and operating activities were retroactively changed. The Group considers that this presentation is more appropriate on the grounds that interest paid reflect the cost of obtaining sources of finance, which in turn are consistent with internal analysis purposes and comparable from peer companies in the industry. This change has not affected the statement of financial position, total equity, statement of income and related notes for any of the periods presented.

The consolidated statements of cash flows as of December 31, 2010 and 2009 have been modified as a result of such change as follows:

	2010		2009
	As modified	As previously reported	As modified	As previously reported
Net cash generated from / (used in) operating activities	60,221	26,938	(20,010)	(45,807)
Net cash used in investing activities	(111,725)	(111,725)	(114,386)	(114,386)
Net cash generated from financing activities	46,545	79,828	130,250	156,047

2.4.	Segment reporting

According to IFRS 8, operating segments are identified based on the ‘management approach’. This approach stipulates external segment reporting based on the Group’s internal organizational and management structure and on internal financial reporting to the chief operating decision maker. The Management Committee of the Group is responsible for measuring and steering the business success of the segments and is considered the chief operating decision maker within the meaning of IFRS 8.

2.5.	Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in US dollars, which is the Group’s presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income.

Foreign exchange gains and losses are presented in the statement of income within “Finance income” or “Finance cost”, as appropriate.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.5.	Foreign currency translation (continued)

(c) Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;

•

income and expenses for each statement of income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

•	all resulting exchange differences are recognized as a separate component of equity.

When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognized in the statement of income as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2.6.	Property, plant and equipment

Property, plant and equipment is recorded at cost, less accumulated depreciation and impairment losses, if any. Historical cost comprises the purchase price and any costs directly attributable to the acquisition.

Where individual components of an item of property, plant and equipment have different useful lives, they are accounted for as separate items, which are depreciated separately.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of income during the period in which they are incurred.

Farmland is not depreciated. Depreciation on other assets is calculated using the straight-line method, to allocate their cost to their residual values over their estimated useful lives, as follows:

Farmland improvements	5-25 years
Buildings and facilities	20 years
Furniture and fittings	10 years
Computer equipment	3-5 years
Machinery and equipment	4-10 years
Vehicles	4-5 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (See Note 2.11).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within “Other operating income, net” in the statement of income.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.7.	Investment property

Investment property consists of farmland held to earn rentals or for capital appreciation and not used in production or for administrative purposes or for sale in the ordinary course of business. Investment property is measured at cost less accumulated depreciation and any impairment losses. Rental income from investment property “lease act under an operating lease” is recognized in the income statement on a straight line basis over the lease term.

If an investment property becomes owner-occupied, it is reclassified as property, plant and equipment at the commencement of owner occupation. An item of owner-occupied property is reclassified to investment property when its use has changed and owner-occupation ceases.

Transfers in and out of the respective categories as described above do not change the carrying amount of the properties transferred, and they do not change the cost of the properties for measurement or disclosure purposes.

2.8.	Leases

The Group classifies its leases at the inception as finance or operating leases. Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. Finance leases are capitalized at the lease’s inception at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included as “Borrowings” in the statement of financial position. The interest element of the finance cost is charged to the statement of income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the asset’s useful life and the lease term.

Payments made under operating leases (net of any incentives received from the lessor) are charged to the statement of income on a straight-line basis over the period of the lease.

2.9.	Goodwill

Goodwill represents future economic benefits arising from assets that are not capable of being individually identified and separately recognized by the Group on an acquisition. Goodwill is computed as the excess of the consideration over the fair value of the Group’s share of net assets of the acquired subsidiary undertaking at the acquisition date and is allocated to those cash generating units expected to benefit from the acquisition for the purpose of impairment testing. Goodwill arising on the acquisition of subsidiaries is included within “Intangible assets” on the statement of financial position, whilst goodwill arising on the acquisition on joint ventures forms part of the carrying amount of the investments and tested for impairment as part of the overall balance.

Goodwill arising on the acquisition of foreign entities is treated as an asset of the foreign entity denominated in the local currency and translated at the closing rate.

Goodwill is not amortized but tested for impairment on an annual basis, or more frequently if there is an indication of impairment. Gains and losses on the disposal of a Group entity include any goodwill relating to the entity sold (See Note 2.11).

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.10.	Other intangible assets

Other intangible assets that are acquired by the Group, which have finite useful lives, are measured at cost less accumulated amortization and impairment losses, if any. These intangible assets comprise trademarks and computer software and are amortized in the statement of income on a straight-line basis over their estimated useful lives estimated to be 10 to 20 years and 3 to 5 years, respectively.

2.11.	Impairment of assets

Goodwill

For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows, known as cash-generating units. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. Impairment losses recognized for goodwill cannot be reversed in a subsequent period. Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. See Note 4 (b) for details.

Property, plant and equipment and finite lived intangible assets

At each statement of financial position date, the Group reviews the carrying amounts of its property, plant and equipment and finite lived intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of income.

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized immediately in the statement of income.

2.12.	Biological assets

Biological assets comprise growing crops (mainly corn, wheat, soybeans, sunflower and rice), sugarcane and coffee and livestock (growing herd and cattle for dairy production).

The Group distinguishes between consumable and bearer biological assets, and between mature and immature biological assets. “Consumable” biological assets are those assets that may be harvested as agriculture produce or sold as biological assets, for example livestock intended for dairy production. “Bearer” biological assets are those assets capable of producing more than one harvest, for example sugarcane or livestock from which raw milk is produced. “Mature” biological assets are those that have attained harvestable specifications (for consumable biological assets) or are able to sustain regular harvests (for bearer biological assets). “Immature” biological assets are those assets other than mature biological assets.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.12.	Biological assets (continued)

The Group presents long-term biological assets (sugarcane and coffee plantations) as non-current assets based on their nature, as capable of sustaining regular harvests in the long-term.

Costs are capitalized as biological assets if, and only if, (a) it is probable that future economic benefits will flow to the entity, and (b) the cost can be measured reliably. The Group capitalizes costs such as: planting, harvesting, weeding, seedlings, irrigation, agrochemicals, fertilizers and a systematic allocation of fixed and variable production overheads that are directly attributable to the management of biological assets, among others. Costs that are expensed as incurred include administration and other general overhead and unallocated production overhead, among others.

Biological assets, both at initial recognition and at each subsequent reporting date, are measured at fair value less costs to sell, except where fair value cannot be reliably measured. Cost approximates fair value when little biological transformation has taken place since the costs were originally incurred or the impact of biological transformation on price is not expected to be material.

Gains and losses that arise on measuring biological assets at fair value less costs to sell and measuring agricultural produce at the point of harvest at fair value less costs to sell are recognized in the statement of income in the period in which they arise in the line item “Initial recognition and changes in fair value of biological assets and agricultural produce”.

Where there is an active market for a biological asset or agricultural produce, quoted market prices in the most relevant market are used as a basis to determine the fair value. Otherwise, when there is no active market or market-determined prices are not available, fair value of biological assets is determined through the use of valuation techniques. Therefore, the fair value of biological assets is generally derived from the expected discounted cash flows of the related agricultural produce. The fair value of our agricultural produce at the point of harvest is generally derived from market determined prices. A general description of the determination of fair values based on the Company’s business segments follow:

•	Growing crops:

Growing crops, for which biological transformation is not significant, are measured at cost, which approximates fair value. Expenditure on growing crops includes land preparation expenses and other direct expenses incurred during the sowing period including labor, seedlings, agrochemicals and fertilizers among others.

Otherwise, biological assets are measured at fair value less estimated point-of-sale costs at initial recognition and at any subsequent period. Point-of-sale costs include all costs that would be necessary to sell the assets. Gains and losses arising from such measurements are included in the statement of income in the period in which they arise under the line item “Initial recognition and changes in fair value of biological assets and agricultural produce”.

The fair value of growing crops excluding sugarcane and coffee is measured based on a formula, which takes into consideration the estimated crop yields, estimated market prices and costs, and discount rates. Yields are determined based on several factors including location of farmland, environmental conditions and other restrictions and growth at the time of measurement. Yields are multiplied by sown hectares to determine the estimated tons of crops to be obtained. The tons are then multiplied by a net cash flow determined at the future crop prices less the direct costs to be incurred. This amount is discounted at a discount rate, which reflects current market assessments of the assets involved and the time value of money.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.12.	Biological assets (continued)

•	Growing herd and cattle:

Livestock are measured at fair value less estimated point-of-sale costs, with any changes therein recognized in the statement of income, on initial recognition as well as subsequently at each reporting period. Gains and losses arising from animal growth and changes in livestock numbers are included in the statement of income in the period in which they arise, under the line item “Initial recognition and changes in fair value of biological assets and agricultural produce”. The fair value of livestock is determined based on the actual selling prices less estimated point-of-sale costs in the markets where the Group operates.

•	Coffee:

The coffee trees are accounted for as plantations and are generally felled after their optimum economic age for use has expired, generally 18 years.

Coffee trees, for which biological growth is not significant, are valued at cost, which approximates fair value. Expenditure on coffee trees planting includes land preparation expenses and other direct expenses incurred during the sowing period including labor, seedlings, agrochemicals and fertilizers among others.

Coffee trees which have attained significant biological growth are valued through a discounted cash flow model. Revenues are based on yearly coffee production volumes and the price is calculated as the average of daily prices for coffee future contracts (Coffee ICE-NY contracts) for a six months period. Projected costs include maintenance, pruning, land leasing, harvesting and coffee treatment.

These projections generate cash flows for each productive year, which, after being adjusted to present value at an appropriate discount rate, are the basis to determine the fair value of coffee.

•	Sugarcane:

The fair value of sugarcane depends on the variety, location and maturity of the plantation. The sugarcanes are accounted for as plantations and are felled after their optimum economic age for use has expired, generally five years.

Sugarcane, for which biological growth is not significant, is valued at cost, which approximates fair value. Expenditure on sugarcane consists mainly of land preparation expenses and other direct expenses incurred during the sowing period including labor, seedlings, agrochemicals and fertilizers among others. When it has attained significant biological growth, it is measured at fair value. The fair value considers estimated revenues based on yearly production volume (which will be destined to sugar, ethanol, energy and raw cane production) and the price is calculated as the average of daily prices for sugar future contracts (Sugar #11 ICE-NY contracts) for a six months period. Projected costs include maintenance, land leasing, harvesting and transportation.

The operating cash flows are discounted at a discount rate, which reflects current market assessment of the time value of money and risks involved.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.13.	Inventories

Inventories comprise of raw materials, finished goods (including harvested agricultural produce and manufactured goods) and others.

Harvested agricultural produce (except for rice and milk) are perpetually measured at net realizable value until the point of sale because there is an active market in the produce, there is a negligible risk that the produce will not be sold and there is a well-established practice in the industry carrying the inventories at net realizable value. Changes in net realizable value are recognized in the statement of income in the period in which they arise under the line item “Changes in net realizable value of agricultural produce after harvest”.

All other inventories (including rice and milk) are measured at the lower of cost and net realizable value. Cost is determined using the weighted average method.

2.14.	Financial assets

Financial assets are classified in the following categories: at fair value through profit or loss and loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(a) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term. Derivatives are also categorized as held for trading unless they are designated as hedges. Financial assets are classified as current if realization within 12 months is expected. Otherwise, they are classified as non-current. For all years presented, the Group’s financial assets at fair value through profit or loss comprise mainly derivative financial instruments.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the date of the statement of financial position. Loans and receivables comprise “trade and other receivables” and “cash and cash equivalents” in the statement of financial position.

(c) Recognition and measurement

Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the Group commits to purchase or sell the asset. Financial assets not carried at fair value through profit or loss are initially recognized at fair value plus transaction costs. Financial assets carried at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the statement of income. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest method.

Gains or losses arising from changes in the fair value of the “financial assets at fair value through profit or loss” category are presented in the statement of income within “Other operating income, net” in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognized in the statement of income as part of “Other operating income, net” when the Group’s right to receive payments is established.

If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.14.	Financial assets (continued)

The Group assesses at each statement of financial position date whether there is objective evidence that a financial asset or a group of financial assets is impaired. Impairment testing of trade receivables is described in Note 2.16.

(d) Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

2.15.	Derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. Commodity future contract fair values are computed with reference to quoted market prices on future exchanges marktes. The fair values of commodity options are calculated using year-end market rates together with common option pricing models. The fair value of interest rate swaps has been calculated using a discounted cash flow analysis.

The Group manages exposures to financial and commodity risks using hedging instruments that provide the appropriate economic outcome. The principal hedging instruments used may include commodity future contracts, put and call options, foreign exchange forward contracts and interest rate swaps. The Group does not use derivative financial instruments for speculative purposes.

The Group’s policy is to apply hedge accounting to hedging relationships where it is both permissible under IAS 39, practical to do so and its application reduces volatility, but transactions that may be effective hedges in economic terms may not always qualify for hedge accounting under IAS 39. Any derivatives that the Group holds to hedge these exposures are classified as “held for trading” and are shown in a separate line on the face of the statement of financial position. Gains and losses on commodity derivatives are classified within “Other operating income, net”. Gains and losses on interest rate and foreign exchange rate derivatives are classified within ‘Financial results, net’.

2.16.	Trade receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less allowance for trade receivables. An allowance for trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in the statement of income within selling expenses. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against selling expenses in the statement of income.

2.17.	Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less. In the statements of cash flows, interest paid is presented within financing cash flows and interest received is presented within investing activities. Long term biological assets planting costs and purchase of cattle outflows are disclosed as cash flows from investing activities because this classification better reflects the Group’s business activities and it is comparable with other agribusiness companies.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.18.	Trade payables

Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

2.19.	Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost using the effective interest method. Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the date of the statement of financial position. Borrowing costs are capitalized during the period of time that is required to complete and prepare the asset for its intended use.

2.20.	Provisions

Provisions are recognized when (i) the Group has a present legal or constructive obligation as a result of past events; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) a reliable estimate of the amount of the obligation can be made. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

2.21.	Onerous contracts

The Group enters into contracts which require the Group to sell commodities in accordance with the Group’s expected sales. These contracts do not qualify as derivatives. These contracts are not recognized until at least one of the parties has performed under the agreement. However, when the contracts are onerous, the Group recognizes the present obligation under the contracts as a provision included within “Provision and other liabilities” in the statement of financial position. Losses under these onerous contracts are recognized within “Other operating income, net” in the statement of income.

2.22.	Current and deferred income tax

The Group’s tax loss for the year comprises the charge for current tax payable and deferred taxation attributable to the Group’s operating subsidiaries. Tax is recognized in the statement of income, except to the extent that it relates to items recognized directly in equity. In this case, the tax is also recognized in equity.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the date of the statement of financial position in the countries where the Group’s subsidiaries and joint ventures operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the date of the statement of financial position and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.22.	Current and deferred income tax (continued)

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

The Group is able to control the timing of dividends from its subsidiaries and hence does not expect to remit overseas earnings in the foreseeable future in a way that would result in a charge to taxable profit. Hence deferred tax is recognized in respect of the retained earnings of overseas subsidiaries only to the extent that, at the date of the statement of financial position, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future has been entered into by the subsidiary.

2.23.	Revenue recognition

The Group’s primary activities comprise agricultural and agro-industrial activities.

The Group’s agricultural activities comprise growing and selling agricultural produce. In accordance with IAS 41 “Agriculture”, cattle are measured at fair value with changes therein recognized in the statement of income as they arise. Agricultural produce is measured at net realizable value with changes therein recognized in the statement of income as they arise. Therefore, sales of agricultural produce and cattle generally do not generate any separate gains or losses in the statement of income. See Notes 2.12 and 2.13 for additional details.

The Group’s agro-industrial activities comprise the selling of manufactured products (i.e. industrialized rice, milk-related products, coffee, ethanol, sugar, energy, among others). Sales of manufacturing products are measured at the fair value of the consideration received or receivable, net of returns and allowances, trade and other discounts, net of sales taxes, as applicable. Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods. Transfers of risks and rewards vary depending on the individual terms of the contract of sale. For export shipments, transfer occurs upon loading of the goods onto the relevant carrier.

The Group also provides certain agricultural-related services such as grain warehousing/conditioning and other services, e.g. handling and drying services. Revenue from services is recognized as services are provided.

In December 2009, the Group began leasing owned farmland property to third parties under operating lease agreements. The leased assets are included within investment property on the Group’s statement of financial position. Rental income is recognized on a straight-line basis over the period of the lease.

As from 2009, the Group is a party to a 10-year power agreement for the sale of electricity. The delivery period starts in May and ends in November of each year. In addition, as from 2010, the Group is a party to a 15-year power agreement which delivery period starts in April and ends in November of each year. Prices under both agreements are adjusted annually for inflation. Revenue related to the sale of electricity under these two agreements is recorded based upon output delivered.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.24.	Farmlands sales

The Group’s strategy is to profit from land appreciation value generated through the transformation of its productive capabilities. Therefore, the Group may seek to realize value from the sale of farmland assets and businesses.

Farmland sales are not recognized until (i) the sale is completed, (ii) the Group has determined that it is probable the buyer will pay, (iii) the amount of revenue can be measured reliably, and (iv) the Group has transferred to the buyer the risk of ownership, and does not have a continuing involvement. Gains from “farmland sales” are included in the statement of income under the line item “Other operating income, net”.

2.25.	Earnings per share

Basic earnings per share is calculated by dividing the net income for the period attributable to equity holders of the parent by the weighted average number of ordinary shares outstanding during the year. Diluted net earnings per share is computed by dividing the net income for the period by the weighted average number of ordinary shares outstanding, and when dilutive, adjusted for the effect of all potentially dilutive shares, including share options, on an as-if converted basis.

2.26.	Equity-settled share-based payments

The Group issues equity settled share-based payments to certain directors, senior management and employees. Options under the awards are measured at fair value at the date of grant. Management measures the fair value using the valuation technique that they consider to be the most appropriate to value each class of award. Methods used may include Black-Scholes calculations or other models as appropriate. The valuations take into account factors such as non-transferability, exercise restrictions and behavioral considerations. An expense is recognized to spread the fair value of each award over the vesting period on a straight-line basis, after allowing for an estimate of the awards that will eventually vest. The estimate of the level of vesting is reviewed at least annually, with any impact on the cumulative charge being recognized immediately.

2.27.	Research and development

Research phase expenditure is expensed as incurred. Development expenditure is capitalized as an internally generated intangible asset only if it meets strict criteria, relating in particular to technical feasibility and generation of future economic benefits. Research expenses have been immaterial to date. The Group has not capitalized any development expenses to date.

3.	Financial risk management

Risk management principles and processes

The Group’s activities are exposed to a variety of financial risks. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize the Group’s capital costs by using suitable means of financing and to manage and control the Group’s financial risks effectively. The Group uses financial instruments to hedge certain risk exposures.

The Group’s approach to the identification, assessment and mitigation of risk is carried out by a Risk and Commercial Committee, which focuses on timely and appropriate management of risk. This Risk and Commercial Committee has overall accountability for the identification and management of risk across the Group.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

The principal financial risks arising from financial instruments are raw material price risk, end-product price risk, exchange rate risk, interest rate risk, liquidity risk and credit risk. This section provides a description of the principal risks and uncertainties that could have a material adverse effect on the Group’s strategy, performance, results of operations and financial condition. The principal risks and uncertainties facing the business, set out below, do not appear in any particular order of potential materiality or probability of occurrence.

•	Exchange rate risk

The Group’s cash flows, statement of income and statement of financial position are presented in US dollars and may be affected by fluctuations in exchange rates. Currency risks as defined by IFRS 7 arise on account of monetary assets and liabilities being denominated in a currency that is not the functional currency.

A significant majority of the Group’s business activities is conducted in the respective functional currencies of the subsidiaries (primarily the Brazilian Reais and the Argentine Peso). However, it transacts in currencies other than the respective functional currencies of the subsidiaries. To date, transactions denominated in currencies other than the respective functional currencies are denominated in US dollars. There are monetary balances held by the Group companies at each year-end that are denominated in US dollars (non-functional currency).

The Group’s net financial position exposure to the US dollar is managed on a case-by-case basis, partly by hedging certain expected cash flows with foreign exchange derivative contracts.

The following tables show the Group’s net monetary position broken down by various currencies for each functional currency in which the Group operates for all the periods presented. All amounts are shown in US dollars.

	2011
	Functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	(17,090)	—	—	—	(17,090)
Brazilian Reais	—	(56,147)	—	—	(56,147)
US Dollar	(98,674)	(55,038)	21,964	138,107	6,359
Uruguayan Peso	—	—	(1,780)	—	(1,780)

Total	(115,764)	(111,185)	20,184	138,107	(68,658)

	2010
	Functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	(37,748)	—	—	—	(37,748)
Brazilian Reais	—	(214,015)	—	—	(214,015)
US Dollar	(73,435)	(37,103)	17,411	15,469	(77,658)
Uruguayan Peso	—	—	126	—	126

Total	(111,183)	(251,118)	17,537	15,469	(329,295)

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

The Group’s analysis is carried out based on the exposure of each functional currency subsidiary against the US dollar. The Group estimates that, other factors being constant, a 10% devaluation (revaluation) of the respective functional currencies against the US dollar at year-end would decrease or (increase) Profit (Loss) Before Income Tax for the years ended December 31, 2011, 2010 and 2009, as described in the tables below:

	2011
	Functional currency
Net monetary position	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	n/a	—	—	—	—
Brazilian Reais	—	n/a	n/a	—	—
US Dollar	9,867	5,504	(2,196)	n/a	13,175
Uruguayan Peso	—	—	—	—	—

(Increase) or decrease in (Loss) Before Income Tax	9,867	5,504	(2,196)	—	13,175

	2010
	Functional currency
Net monetary position	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	n/a	—	—	—	—
Brazilian Reais	—	n/a	—	—	—
US Dollar	(7,344)	(3,710)	1,741	n/a	(9,313)
Uruguayan Peso	—	—	n/a	—	—

(Increase) or decrease in (Loss) Profit Before Income Tax	(7,344)	(3,710)	1,741	—	(9,313)

	2009
	Functional currency
Net monetary position	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	n/a	—	—	—	—
Brazilian Reais	—	n/a	—	—	—
US Dollar	(8,683)	(16,072)	(248)	n/a	(25,003)
Uruguayan Peso	—	—	n/a	—	—

(Increase) or decrease in (Loss) Before Income Tax	(8,683)	(16,072)	(248)	—	(25,003)

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

•	Raw material price risk

Inflation in raw materials costs and in the costs of goods and services from industry suppliers and manufacturers presents risks to project economics. A significant portion of the Group’s cost structure includes the cost of raw materials primarily seeds, fertilizers and agrochemicals, among others. Prices for these raw materials may vary significantly.

The Group estimates that, for the years ended December 31, 2011, 2010 and 2009, other factors being constant, a 20% increase (or decrease) in prices of raw materials would (increase) or decrease Profit (Loss) Before Income Tax by approximately (US$ 29,468), (US$ 27,240) and (US$ 22,916), respectively.

•	End-product price risk

Prices for commodities products have historically been cyclical, reflecting overall economic conditions and changes in capacity within the industry, which affect the profitability of entities engaged in the agribusiness industry. The Group’s commercial team combines different actions to minimize price risk. A percentage of crops are to be sold during and post harvest period. The Group manages minimum and maximum prices for each commodity as well as gross margin per each crop as to decide when and how to sell. End-product price risks are hedged if economically viable and possible by entering into forward contracts with major trading houses or by using derivative financial instruments, consisting mainly of crops, sugar and coffee future contracts, but also includes occasionally put and call options. A movement in end-product futures prices would result in a change in the fair value of the end product hedging contracts. These fair value changes, after taxes, are recorded in the statement of income.

Contract positions are designed to ensure that the Group would receive a defined minimum price for certain quantities of its production. The counterparties to these instruments generally are major financial institutions. In entering into these contracts, the Group has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. The Group does not expect any material losses as a result of counterparty defaults. The Group is also obliged to pay margin deposits and premiums for these instruments. These estimates represent only the sensitivity of the financial instruments to market risk and not the Group exposure to end product price risks as a whole, since the crops and cattle products sales are not financial instruments within the scope of IFRS 7 disclosure requirements.

The Group estimates that, for the years ended December 31, 2011, 2010 and 2009, other factors being constant, and a 5% increase (or decrease) in prices of the Group’s end products would (increase) or decrease Profit (Loss) Before Income Tax by approximately (US$ 1,675), (US$ 1,280) and (US$ 1,507), respectively.

•	Liquidity risk

The Group is exposed to liquidity risks, including risks associated with refinancing borrowings as they mature, the risk that borrowing facilities are not available to meet cash requirements and the risk that financial assets cannot readily be converted to cash without loss of value. Failure to manage financing risks could have a material impact on the Group’s cash flow and statement of financial position.

Prudent liquidity risk management includes managing the profile of debt maturities and funding sources close oversight of cash flows projections, maintaining sufficient cash, and ensuring the availability of funding from an adequate amount of committed credit facilities and the ability to close out market positions. The Group’s ability to fund its existing and prospective debt requirements is managed by maintaining diversified funding sources with adequate available funding lines from high quality lenders; and reaching to have long term financial facilities.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

As of December 31, 2011, cash and cash equivalent of the Company totaled U$S 330.5, which could be used for managing liquidity risk.

The table below analyses the Group’s non-derivative financial liabilities and derivative financial liabilities into relevant maturity groupings based on the remaining period at the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and as a result they do not reconcile to the amounts disclosed on the statement of financial position except for short-term payables when discounting is not applied.

At 31 December 2011	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 Years	Total
Trade and other payables	106,991	3,780	1,598	1,812	114,181
Borrowings (excluding finance lease liabilities)	166,708	104,760	118,541	26,366	416,375
Finance leases	119	79	—	—	198
Derivative financial instruments	6,054	—	—	—	6,054

Total	279,872	108,619	120,139	28,178	536,808

At 31 December 2010	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 Years	Total
Trade and other payables	66,106	606	1,883	3,568	72,163
Borrowings (excluding finance lease liabilities)	168,373	189,664	60,255	56,998	475,290
Finance leases	367	81	—	—	448
Derivative financial instruments	8,920	—	—	—	8,920

Total	243,766	190,351	62,138	60,566	556,821

•	Interest rate risk

The Group’s financing costs may be significantly affected by interest rate volatility. Borrowings under the Group’s interest rate management policy may be fixed or floating rate. The Group maintains adequate committed borrowing facilities and holds most of its financial assets primarily in short-term, highly liquid investments that are readily convertible to known amounts of cash.

The Group’s interest rate risk arises from long-term borrowings. Borrowings issued at floating rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The interest rate profile of the Group’s borrowings is set out in Note 20.

The Group occasionally manages its cash flow interest rate risk exposure by using floating-to-fixed interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates.

The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans (excluding finance leases). This analysis is performed after giving effect to interest rate swaps.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

The analysis for the year ended December 31, 2011 is as follows (all amounts are shown in US dollars):

	2011
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Fixed rate:
Argentine Peso	6,739	—	—	6,739
Brazilian Reais	—	66,497	—	66,497
US Dollar	72,136	—	1,934	74,070

Subtotal Fixed-rate borrowings	78,875	66,497	1,934	147,306

Variable rate:
Brazilian Reais	—	87,614	—	87,614
US Dollar	59,977	65,610	—	125,587

Subtotal Variable-rate borrowings	59,977	153,224	—	213,201

Total borrowings as per analysis	138,852	219,721	1,934	360,507

Finance leases	66	132	—	198

Total borrowings as per statement of financial position	138,918	219,853	1,934	360,705

The analysis for the year ended December 31, 2010 is as follows (all amounts are shown in US dollars):

	2010
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Fixed rate:
Argentine Peso	13	—	—	13
Brazilian Reais	—	76,253	—	76,253
US Dollar	34,465	7,013	475	41,953
Uruguayan Peso	—	—	62	62

Subtotal Fixed-rate borrowings	34,478	83,266	537	118,281

Variable rate:
Brazilian Reais	—	113,514	—	113,514
US Dollar	64,053	93,176	—	157,229

Subtotal Variable-rate borrowings	64,053	206,690	—	270,743

Total borrowings as per analysis	98,531	289,956	537	389,024

Finance leases	171	277	—	448

Total borrowings as per statement of financial position	98,702	290,233	537	389,472

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

At December 31, 2011, 2010 and 2009, if interest rates on floating-rate borrowings had been 1% higher (or lower) with all other variables held constant, Profit (Loss) Before Income Tax for the year would (increase) or decrease as follows:

	2011
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Variable rate:
Brazilian Reais	—	(876)	—	(876)
US Dollar	(600)	(656)	—	(1,256)

Total effects on Profit (Loss) Before Income Tax	(600)	(1,532)	—	(2,132)

	2010
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Variable rate:
Brazilian Reais	—	(1,134)	—	(1,134)
US Dollar	(641)	(932)	—	(1,573)

Total effects on Profit (Loss) Before Income Tax	(641)	(2,066)	—	(2,707)

	2009
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Variable rate:
Brazilian Reais	—	(1,397)	—	(1,397)
US Dollar	(500)	(592)	—	(1,092)

Total effects on (Loss) Before Income Tax	(500)	(1,989)	—	(2,489)

The sensitivity analysis has been determined assuming that the change in interest rates had occurred at the date of the statement of financial position and had been applied to the exposure to interest rate risk for financial instruments in existence at that date. The 100 basis point increase or decrease represents management’s assessment of a reasonable possible change in those interest rates, which have the most impact on the Group, specifically the United States and Brazilian rates over the period until the next annual statement of financial position date.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

•	Credit risk

The Group’s exposure to credit risk takes the form of a loss that would be recognized if counterparties failed to, or were unable to, meet their payment obligations. These risks may arise in certain agreements in relation to amounts owed for physical product sales, the use of derivative instruments, and the investment of surplus cash balances. The Group is also exposed to political and economic risk events, which may cause non-payment of foreign currency obligations to the Group. The current credit crisis could also lead to the failure of companies in the sector, potentially including customers, partners, contractors and suppliers.

The Group is subject to credit risk arising from outstanding receivables, cash and cash equivalents and deposits with banks and financial institutions, and from the use of derivative financial instruments. The Group’s policy is to manage credit exposure to trading counterparties within defined trading limits. All of the Group’s significant counterparties are assigned internal credit limits.

The Group sells manufactured products, agricultural products and offers services to a large base of customers. Type and class of customers may differ depending on the Group´s business segments. More than 67 % of the Group’s sales of crops are sold to 10 well-known clients (both multinational or local) with good credit history with the Company. In the Sugar, Ethanol and Energy segment, sales of ethanol are concentrated in 9 clients which represent the 61% of total sales of Ethanol during the year. Approximately 70% of the Group’s sales of sugar relate to 3 well known traders, and the outstanding. The remaining 30%, which mainly relates to “cristal sugar”, is dispersed among several customers. Energy sales are 91% concentrated in 3 major clients. In the dairy segment, 86% of the sales are concentrated to La Lacteo, the Joint Venture the Groups participates in 50% (See Note 10).

No credit limits were exceeded during the reporting periods and management does not expect any losses from non-performance by these counterparties. If any of the Group’s customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, the Group assesses the credit quality of the customer taking into account its financial position, past experience and other factors (see Note 12 for details). The Group may seek cash collateral, letter of credit or parent company guarantees, as considered appropriate. Sales to customers are primarily made by credit with customary payment terms. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the statement of financial position after deducting any impairment allowance. The Group’s exposure of credit risk arising from trade receivables is set out in Note 12.

The Group is exposed to counterparty credit risk on cash and cash equivalent balances. The Group holds cash on deposit with a number of financial institutions. The Group manages its credit risk exposure by limiting individual deposits to clearly defined limits. The Group only deposits with high quality banks and financial institutions. The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents in the statement of financial position. As of December 31, 2011 and 2010, the total amount of cash and cash equivalents mainly comprise cash in banks and short-term bank deposits. The Group is authorized to work with banks rated “BBB+” or higher. At December 31, 2011, two banks (HSBC and Rabobank) accounted for more than 60% of the total cash deposited. The remaining amount of cash and cash equivalents relates to cash in hand. Additionally, during the year ended December 31, 2011, the Group invested in fixed-term bank deposits with one bank (HSBC) and entered into a derivative contract (currency forward). The Group does not have investment in securities or other financial instruments for which risk may have increased due to the financial credit crisis. The Group’s exposure of credit risk arising from cash and cash equivalents is set out in Note 14.

The Group’s primary objective for holding derivative financial instruments is to manage currency exchange rate risk, interest rate risk and commodity price risk. The Group generally enters into derivative transactions with high-credit-quality counterparties and, by policy, limit the amount of credit exposure to any one counterparty based on an analysis of that counterparty’s relative credit standing. The amounts subject to credit risk related to derivative instruments are generally limited to the amounts, if any, by which a counterparty’s obligations exceed the obligations with that counterparty.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

Similarly, transactions involving derivative financial instruments are with counterparties with high credit ratings (See Note 11 for details). The Group arranged interest rate swaps with HSBC S.A. (Brazil). The Group also entered into crop commodity futures traded in the established trading markets of Argentina and Brazil through well rated brokers. Management does not expect any counterparty to fail to meet its obligations.

•	Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for members and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, it may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as total debt (including current and non-current borrowings as shown in the consolidated statement of financial position, if applicable) divided by total capital. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus total debt. During the year ended December 31, 2011, the strategy, which was unchanged from 2010, was to maintain the gearing ratio within 0.18 to 0.40, as follows:

	2011	2010
Total Debt	360,705	389,472
Total Equity	1,094,869	723,102

Total Capital	1,455,574	1,112,574

Gearing Ratio	0.25	0.35

•	Derivative financial instruments

As part of its business operations, the Group uses a variety of derivative financial instruments to manage its exposure to the financial risks discussed above. The primary objective for holding derivative financial instruments is to manage currency exchange rate risk, interest rate risk and commodity price risk. As part of this strategy, the Group may enter into (i) interest rate derivatives to manage the composition of floating and fixed rate debt; (ii) currency derivatives to manage the currency composition of its cash and cash equivalents; and (iii) crop future contracts and put and call options to manage its exposure to price volatility stemming from its integrated crop production activities. The Group’s policy is not to use derivatives for speculative purposes.

Derivative financial instruments involve, to a varying degree, elements of market and credit risk not recognized in the financial statements. The market risk associated with these instruments resulting from price movements is expected to offset the market risk of the underlying transactions, assets and liabilities, being hedged. The counterparties to the agreements relating to the Group’s contracts generally are large institutions with credit ratings equal to or higher than BBB+. The Group continually monitors the credit rating of such counterparties and seeks to limit its financial exposure to any one financial institution. While the contract or notional amounts of derivative financial instruments provide one measure of the volume of these transactions, they do not represent the amount of the Group’s exposure to credit risk. The amounts potentially subject to credit risk (arising from the possible inability of counterparties to meet the terms of their contracts) are generally limited to the amounts, if any, by which the counterparties’ obligations under the contracts exceed the Group’s obligations to the counterparties.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

The following tables show the outstanding positions for each type of derivative contract as of the date of each statement of financial position:

•	Futures/ options

As of December 31, 2011:

	2011
Type of derivative contract	Tons (thousands)	Notional amount	Market Value Asset/ (Liability)	(Loss)/Gain
Futures:
Sale
Soybean	63	19	256	256
Wheat	1	—	7	7
Sugar	180	87,382	8,409	8,409
Ethanol	2	2,719	44	44
Coffee	2	10,533	238	256
Options:
Buy put
Corn	189	2,172	1,256	(620)
Soybean	20	127	293	164
Wheat	27	596	457	(143)
Sugar	39	109,600	845	845
Sell call
Soybean	21	130	137	7
Sugar	44	98,000	(1,519)	(1,519)
Wheat	27	(566)	(763)	(193)

Total	615	310,710	9,660	7,513

As of December 31, 2010:

	2010
Type of derivative contract	Tons (thousands)	Notional amount	Market Value Asset/ (Liability)	(Loss)/Gain
Futures:
Sale
Corn	6.9	149	141	141
Soybean	24.6	5,939	(2,789)	(2,789)
Sugar	34.3	15,955	(3,287)	(3,287)
Coffee	0.8	3,213	(2,231)	(2,231)
Wheat	0.6	111	(4)	(4)

Total	67.2	25,367	(8,170)	(8,170)

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

As of December 31, 2009:

	2009
Type of derivative contract	Tons	Notional amount	Market Value Asset/ (Liability)	(Loss)/Gain
Futures:
Sale
Corn	26.8	3,835	(19)	(19)
Soybean	20.1	4,740	(184)	(184)
Sugar	92.2	42,283	(11,712)	(11,712)
Coffee	0.5	16	99	99

Total	139.6	50,874	(11,816)	(11,816)

Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.

•	Floating-to-fixed interest rate swaps

In January 2009, the Group entered into a floating-to-fixed interest rate swap to hedge against the variability of the cash flows of the Tranche B facility entered into with the IDB. Tranche B of the IDB facility comprises a five-year US$ 48.2 million loan bearing interest at 180-day LIBOR plus 4.75% per annum. (See Note 20 for additional details). The Group’s exposure to interest rate changes through the Tranche B loan has been fully hedged through the use of an amortizing interest rate swap. This hedging arrangement will fully offset any additional interest rate expense incurred as a result of increases in interest rates. The notional amount of the agreement was US$ 48.2 million. This swap agreement expires on November 15, 2013. In December 2011, as the company redefined the terms of IDB outstanding loan and received additional funds, the Group cancelled the original swap and entered into a new floating-to-fixed interest rate forward swap that will start on May 2012 to hedge against the variability of the cash flows of the new Tranche B facility. The redefined facility comprises a five-year US$ 60 million loan bearing interest at 180-day LIBOR plus 4.45% per annum. The Group’s exposure to interest rate changes through the Tranche B loan has been fully hedged through the use of an amortizing interest rate swap. This hedging arrangement will fully offset any additional interest rate expense incurred as a result of increases in interest rates. The notional amount of the agreement was US$ 60.0 million. This swap agreement expires on November 15, 2016. The Group did not apply hedge accounting to these agreements. As of December 31, 2011, 2010 and 2009, the Group recorded a liability of US$ nil, US$ 0.6 million and US$ 1 million, respectively, the estimated fair value of the swap at those dates.

UMAś facility with HSBC Bank comprises a two-year US$ denominated 7.0 million loan bearing exchange variation plus 7.30% per annum. Interest payments are hedged against 99.80% of CDI floating rate. These swap agreements expire in August 2012. The Group did not apply hedge accounting to these agreements. As of December 31, 2011, the Group recorded liabilities of US$ 0.3 million (2010: US$ 0.02 million) respectively, the estimated fair value at that date of the swap of Adecoagro Vale do Ivinhema and UMA.

The Group evaluated the impact on interest expense for the year considering an immediate 100 basis point change in interest rates. For the years ended December 31, 2011, 2010 and 2009, a 100 basis point increase/decrease in interest rates would result in an increase/decrease in interest expense of US$ 0.1 million, US$ 0.7 million and US$ nil, respectively.

The Group evaluated the impact on the interest rate swaps’ fair value considering an immediate 100 basis point change in interest rates. As of December 31, 2011 and 2010, a 100 basis point increase/decrease in interest rates would result in an approximate US$ nil and US$ 0.5 million increase/decrease in the fair value of interest rate swap, respectively. The fair value of the swap has been calculated using a discounted cash flow analysis.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

•	Currency forward

Between July and September 2011, the Group entered into several currency forward contracts with Brazilian banks in order to hedge the fluctuation of the Brazilian Reais against US Dollar for a total notional amount of US$ 74.0 million, with maturity dates between February and December 2012. The outstanding contracts resulted in the recognition of a loss amounting to US$ 9.1 million included within “Financial results, net.”

4.	Critical accounting estimates and judgments

Critical accounting policies are those that are most important to the portrayal of the Group’s financial condition, results of operations and cash flows, and require management to make difficult, subjective or complex judgments and estimates about matters that are inherently uncertain. Management bases its estimates on historical experience and other assumptions that it believes are reasonable. The Group’s critical accounting policies are discussed below.

Actual results could differ from estimates used in employing the critical accounting policies and these could have a material impact on the Group’s results of operations. The Group also has other policies that are considered key accounting policies, such as the policy for revenue recognition. However, these other policies, which are discussed in the notes to the Group’s financial statements, do not meet the definition of critical accounting estimates, because they do not generally require estimates to be made or judgments that are difficult or subjective.

(a) Business combinations – purchase price allocation

Accounting for business combinations requires the allocation of the Group’s purchase price to the various assets and liabilities of the acquired business at their respective fair values. The Group uses all available information to make these fair value determinations, and for major acquisitions, may hire an independent appraisal firm to assist in making fair value estimates. In some instances, assumptions with respect to the timing and amount of future revenues and expenses associated with an asset might have to be used in determining its fair value. Actual timing and amount of net cash flows from revenues and expenses related to that asset over time may differ materially from those initial estimates, and if the timing is delayed significantly or if the net cash flows decline significantly, the asset could become impaired.

(b) Impairment testing

At the date of each statement of financial position, the Group reviews the carrying amounts of its property, plant and equipment and finite lived intangible assets to determine whether there is any indication that those assets could have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. The Group’s property, plant and equipment items generally do not generate independent cash flows.

Goodwill on acquisition is initially measured at cost being the excess of the cost of the business combination over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. As of the acquisition date, any goodwill acquired is allocated to the cash-generating unit (‘CGU’) expected to benefit from the business combination.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.	Critical accounting estimates and judgments (continued)

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the carrying amount may be impaired. The impairment review requires management to undertake certain judgments, including estimating the recoverable value of the CGU to which the goodwill relates, based on either fair value less costs-to-sell or the value-in-use, as appropriate, in order to reach a conclusion on whether it deems the goodwill is impaired or not.

For purposes of the impairment testing, each CGU represents the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or group of assets.

Farmland businesses may be used for different activities that may generate independent cash flows. When farmland businesses are used for single activities (i.e. crops), these are considered as one CGU. Generally, each separate farmland business within Argentina and Uruguay are treated as single CGUs. Otherwise, when farmland businesses are used for more than one segment activity (i.e. crops and cattle or rental income), the farmland is further subdivided into two or more CGUs, as appropriate, for purposes of impairment testing. For its properties in Brazil, management identified a farmland together with its related mill as separate CGUs.

Based on these criteria, management identified a total amount of forty-six CGUs.

For the year ended December 31, 2010, in Argentina and Uruguay the Group only tested for impairment CGUs with allocated goodwill, due to the lack of indicators that evidenced the assets may be impaired. Additionally, the Group tested all CGUs in Brazil due mainly to the operating losses from continuing operations suffered during that period in the Coffee and Sugar, Ethanol and Energy segments.

As from September 30, 2011, in order to facilitate the year-end process and for administrative purposes, the Group decided to change the date of their annual impairment test from December 31 to September 30. Additionally, for the nine-month period ended September 30, 2011, due to the increase volatility in the international markets which lead to the fact that during certain periods of the year enterprise market price was lower than the Company’s net assets value, the Group tested for impairment all CGUs regardless of which CGUs have allocated any goodwill.

Estimating the fair value less costs-to-sell is based on the best information available, and refers to the amount at which the CGU could be bought or sold in a current transaction between willing parties. In calculating the fair value less costs-to-sell and value-in-use of its CGUs, management may be assisted by the work of external advisors.

CGUs tested based on a fair-value-less-costs-to-sell model for the period ended September 30, 2011 and years ended December 31, 2010:

The Group identified 37 CGUs in Argentina and Uruguay and 2 CGUs in Brazil. The Group tested all of these CGUs based on a fair value less costs-to-sell model as of September 30, 2011 and December 31, 2010. When using this model, the Group applies the “sales comparison approach” as its method of valuing most properties. This method relies on results of sales of similar agricultural properties to estimate the value of the CGU. This approach is based on the theory that the fair value of a property is directly related to the selling prices of similar properties. The fair value of farmland property is the amount of money the Group would realize if sold at arm’s length by a willing seller to a willing buyer.

Fair values are determined by extensive analysis. Farmland values are based on the land’s productive capability and other factors such as climate and location. Farmland is assessed according to its productivity value, that is, the ability of the land to produce crops and/or maintain livestock. Farmland ratings are established by considering such factors as soil texture and quality, yields, topography, drainage and rain levels. Farmland may contain farm outbuildings. A farm outbuilding is any improvement or structure that is used for farming operations. Outbuildings are valued based on their size, age and design.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.	Critical accounting estimates and judgments (continued)

Based on the factors described above, each farm property is assigned different soil classifications for the purposes of establishing a value. Soil classifications quantify the factors that contribute to the agricultural capability of the soil. Soil classifications range from the most productive to the least productive.

The first step to establishing an assessment for a farm property is a sales investigation that identifies the valid farm sales in the area where the farm is located.

A price per hectare is assigned for each soil class within each farm property. This price per hectare is determined based on the quantitative and qualitative analysis described above considering parameters such as:

•	Current soil productivity and yields;

•	Potential soil productivity based on market participant best use of soil property;

•	Projected gross margin derived from soil use;

•	Rental value obtained for soil use, if applicable;

•	Similar comparable farmland property within the topographic area.

The results are then tested against actual sales, if any, and current market conditions to ensure the values produced are accurate, consistent and fair.

The following table shows only the 11 CGUs where goodwill was allocated as of September 2011 and December 31, 2010 and the corresponding amount of goodwill allocated to each one:

CGU / Operating segment / Country	September 30, 2011	December 31, 2010
La Carolina / Crops / Argentina	166	176
La Carolina / Cattle / Argentina	27	29
El Orden / Crops / Argentina	203	215
El Orden / Cattle / Argentina	33	35
La Guarida / Crops / Argentina	2,434	2,574
La Guarida / Cattle / Argentina	241	255
Los Guayacanes / Crops / Argentina	1,859	1,966
Doña Marina / Rice / Argentina	6,565	7,023
Huelen / Crops / Argentina (Note 27)	7,403	—
El Colorado / Crops / Argentina (Note 27)	2,802	—
El Colorado / Cattle / Argentina (Note 27)	934	—

Closing net book amount of goodwill allocated to CGUs (Note 8)	22,667	12,273

Closing net book amount of PPE items and other assets	89,079	80,451

Total assets allocated to 8 CGUs	111746	92,724

The remaining 26 CGUs in Argentina and Uruguay and the 2 CGUs in Brazil without allocated goodwill are not detailed here for simplicity purposes. Property, plant and equipment, investment property, and finite-life intangible assets allocated to these 28 CGUs have an aggregated net book value of US$ 252,252 and US$ 230,512 as of September 30, 2011 and December 31, 2010, respectively.

Based on the testing above, the Group determined that none of the CGUs, with and without allocated goodwill, were impaired as of September 30, 2011 and December 31, 2010.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.	Critical accounting estimates and judgments (continued)

As of December 31, 2011, analysis of the events occurred since the last impairment review indicated that the likelihood that the current recoverable amount of the CGUs tested would be less that their carrying amounts was remote. Additionally, the most recent impairment test performed in September 30, 2011 resulted in an amount that exceeded the CGUs’ book value by a substantial margin. Consequently, the Group considered that no additional impairment test was necessary at year-end.

CGUs tested based on a value-in-use model for the period ended September 30, 2011 and years ended December 31, 2010:

The Group identified 3 CGUs in Argentina and 4 CGUs in Brazil. The Group tested all CGUs in Brazil based on a value-in-use model. In performing the value-in-use calculation, the Group applied pre-tax rates to discount the future pre-tax cash flows. In each case, these key assumptions have been made by management reflecting past experience and are consistent with relevant external sources of information, such as appropriate market data.

The key assumptions used by management in the value-in-use calculations which are considered to be most sensitive to the calculation are:

Key Assumptions	September 30, 2011	December 31, 2010
Financial projections	Covers 4 years	Covers 4 years
Yield average growth rates	1-3%	1-3%
Future pricing increases	Between 3% and 5%	2% per annum
Future cost increases	Expected US Inflation	2% per annum
Discount rates	8.91%	8.67%
Perpetuity rate	4.5%	2.5%

Discount rates are based on the risk-free rate for U.S. government bonds, adjusted for a risk premium to reflect the increased risk of investing in South America and Brazil in particular. The risk premium adjustment is assessed for factors specific to the respective CGUs and reflects the countries that the CGUs operate in.

The following table shows only the 3 CGUs where goodwill was allocated as of September 30, 2011 and December 31,2010 and the corresponding amount of goodwill allocated to each one:

CGU/ Operating segment	September 30, 2011	December 31, 2010
Ivinhema / Sugar, Ethanol and Energy	8,741	9,531
UMA / Sugar, Ethanol and Energy	3,212	3,575
UMA (f.k.a. Alfenas Café Ltda) / Coffee	1,002	1,115

Closing net book amount of goodwill allocated to CGUs (Note 8)	12,955	14,221

Closing net book amount of PPE items and other assets	90,278	89,312

Total assets allocated to 3 CGUs	103,233	103,533

The 3 CGUs in Argentina and the remaining CGU in Brazil without allocated goodwill are not detailed here for simplicity purposes. Property, plant and equipment and finite-life intangible assets allocated to these 4 CGUs have an aggregated net book value of US$ 329,317 and US$ 375,293 of September 30, 2011 and December 31, 2010, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.	Critical accounting estimates and judgments (continued)

Based on the testing above, the Group determined that none of the CGUs where value-in-use was applied were impaired as of September 30, 2011 and December 31, 2010.

Management views these assumptions as conservative and does not believe that any reasonable change in the assumptions would cause the carrying value of these CGU’s to exceed the recoverable amount.

As of December 31, 2011, analysis of the events occurred since the last impairment review indicated that the likelihood that the current recoverable amount of the CGUs tested would be less that their carrying amounts was remote. Additionally, the most recent impairment test performed in September 30, 2011 resulted in an amount that exceeded the CGUs’ book value by a substantial margin. Consequently, the Group considered that no additional impairment test was necessary at year-end.

(c) Biological assets

The nature of the Group’s biological assets and the basis of determination of their fair value are explained under Note 2.12. The discounted cash flow model requires the input of highly subjective assumptions including observable and unobservable data. Generally the estimation of the fair value of biological assets is based on models or inputs that are not observable in the market and the use of unobservable inputs is significant to the overall valuation of the assets. Unobservable inputs are determined based on the best information available, for example by reference to historical information of past practices and results, statistical and agronomical information, and other analytical techniques. Key assumptions include future market prices, estimated yields at the point of harvest, estimated production cycle, future cash flows, future costs of harvesting and other costs, and estimated discount rate.

Market prices are generally determined by reference to observable data in the principal market for the agricultural produce. Harvesting costs and other costs are estimated based on historical and statistical data. Yields are estimated based on several factors including the location of the farmland and soil type, environmental conditions, infrastructure and other restrictions and growth at the time of measurement. Yields are subject to a high degree of uncertainty and may be affected by several factors out of the Group’s control including but not limited to extreme or unusual weather conditions, plagues and other crop diseases, among other factors.

The key assumptions discussed above are highly sensitive. Reasonable shifts in assumptions including but not limited to increases or decreases in prices, costs and discount factors used would result in a significant increase or decrease to the fair value of biological assets. In addition, cash flows are projected over a number of years and based on estimated production. Estimates of production in themselves are dependent on various assumptions, in addition to those described above, including but not limited to several factors such as location, environmental conditions and other restrictions. Changes in these estimates could materially impact on estimated production, and could therefore affect estimates of future cash flows used in the assessment of fair value.

The valuation models and their assumptions are reviewed annually, or quarterly if warranted, and, if necessary, adjusted. During the year ended December 31, 2009, the Group made no changes to the models and assumptions. During the year ended December 31, 2010, new information has been gained and accordingly the Group introduced an adjustment to the valuation model for sugarcane. Projected revenues are calculated since then based on the average of daily prices for sugar future contracts (Sugar # 11 ICE- NY contract) during the six-month period ended at period end rather than the spot price for sugar future contracts at year end used during 2009. The Group determined that the use of 6-month average of daily prices of future contracts was a more appropriate estimate for price inputs in the valuation model, as it would mitigate any additional variability that a single-day price may have on the sugarcane valuation model and was necessary to properly measure the fair value of the related biological assets given changes in market conditions in 2010. The effect of this change in the valuation model recognized in the line item “Initial recognition and changes in fair value of biological assets and agricultural produce” was an increase in the loss before income tax for US$ 47.5 million for the year ended December 31, 2010.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.	Critical accounting estimates and judgments (continued)

(d) Fair value of derivatives and other financial instruments

Fair values of derivative financial instruments are computed with reference to quoted market prices on trade exchanges, when available. The fair values of commodity options are calculated using year-end market rates together with common option pricing models. The fair value of interest rate swaps has been calculated using a discounted cash flow analysis.

(e) Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

Deferred tax assets are reviewed each reporting date and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be recovered. Deferred tax assets and liabilities are not discounted. In assessing the recoverability of deferred tax assets, management considers whether it is probable that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. (See Note 21 for details).

(f) Allowance for trade receivables

Management maintains an allowance for trade receivables to account for estimated losses resulting from the inability of customers to make required payments. When evaluating the adequacy of an allowance for trade receivables, management bases its estimates on the aging of accounts receivable balances and historical write-off experience, customer credit worthiness and changes in customer payment terms. If the financial condition of customers were to deteriorate, actual write-offs might be higher than expected.

5.	Segment information

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM evaluates the business based on the differences in the nature of its operations, products and services. The amount reported for each segment item is the measure reported to the CODM for these purposes.

The Group operates in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

•	The Group’s ‘Farming’ is further comprised of five reportable segments:

•

The Group’s ‘Crops’ Segment consists of planting, harvesting and sale of grains, oilseeds and fibers (including wheat, corn, soybeans, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing/conditioning and handling and drying services to third parties. Each underlying crop in the Crops segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of them out of the Group´s control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

•	The Group’s ‘Rice’ Segment consists of planting, harvesting, processing and marketing of rice;

•	The Group’s ‘Dairy’ Segment consists of the production of raw milk, which is processed into manufactured products and marketed through the Group’s joint venture La Lácteo;

•	The Group’s ‘Coffee’ Segment consists of cultivating coffee beans and marketing own and third party’s coffee production;

•

The Group’s ‘Cattle’ Segment consists of purchasing and fattening of beef cattle for sale to meat processors and local livestock auction markets. In December 2009, the Group strategically decided to sell a significant amount of heads of cattle from owned farmlands to Quickfood S.A., an international third party meat processor. Additionally, the contract provides for the third party to lease the Group’s farmland under an operating lease agreement to raise and fatten the purchased cattle. As required by the Antitrust Law, the Group reported this transaction to the Argentine Antitrust Commission for formal approval. As of the date of these consolidated financial statements, the authorization is still pending. The Group does not have any evidence which may indicate this transaction will not be formally approved.

•	The Group’s ‘Sugar, Ethanol and Energy’ Segment consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and marketed;

•

The Group’s ‘Land Transformation’ Segment comprises the (i) identification and acquisition of underdeveloped and undermanaged farmland businesses; and (ii) realization of value through the strategic disposition of assets (generating profits).

The measurement principles for the Group’s segment reporting structure are based on the IFRS principles adopted in the consolidated financial statements. Revenue generated and goods and services exchanged between segments are calculated on the basis of market prices.

The following table presents information with respect to the Group’s reportable segments. Certain other activities of a holding function nature not allocable to the segments are disclosed in the column ‘Corporate’.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

Segment analysis for the year ended December 31, 2011

	Farming						Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	Coffee	Cattle	Farming subtotal
Sales of manufactured products and services rendered	557	82,523	—	713	4,746	88,539	277,318	—	—	365,857
Cost of manufactured products sold and services rendered	—	(68,721)	—	(629)	(408)	(69,758)	(167,646)	—	—	(237,404)

Gross Profit from Manufacturing Activities	557	13,802	—	84	4,338	18,781	109,672	—	—	128,453

Sales of agricultural produce and biological assets	147,389	721	19,697	13,457	963	182,227	—	—	—	182,227
Cost of agricultural produce sold and direct agricultural selling expenses	(147,389)	(721)	(19,697)	(13,457)	(963)	(182,227)	—	—	—	(182,227)
Initial recognition and changes in fair value of biological assets and agricultural produce	38,014	10,139	6,939	(697)	468	54,863	31,948	—	—	86,811
Gain from changes in net realizable value of agricultural produce after harvest	10,953	—	—	(430)	—	10,523	—	—	—	10,523

Gross Profit / loss from Agricultural Activities	48,967	10,139	6,939	(1,127)	468	65,386	31,948	—	—	97,334

Margin on Manufacturing and Agricultural Activities Before Operating Expenses	49,524	23,941	6,939	(1,043)	4,806	84,167	141,620	—	—	225,787

General and administrative expenses	(8,003)	(6,278)	(1,173)	(1,153)	(269)	(16,876)	(21,082)	—	(27,184)	(65,142)
Selling expenses	(2,270)	(14,488)	(401)	(463)	(74)	(17,696)	(41,708)	—	—	(59,404)
Other operating income, net	1,843	372	(2)	2,020	(3)	4,230	11,220	8,832	299	24,581
Share of loss of joint ventures	—	—	(1,034)	—	—	(1,034)	—	—	—	(1,034)

Profit / (loss) from Operations Before Financing and Taxation	41,094	3,547	4,329	(639)	4,460	52,791	90,050	8,832	(26,885)	124,788

Depreciation and amortization	1,469	3,105	600	530	226	5,930	28,254	—	—	34,184
Initial recognition and changes in fair value of biological assets (unrealized)	—	—	1,503	(1,394)	—	109	8,797	—	—	8,906
Initial recognition and changes in fair value of agricultural produce (unrealized)	1,474	2,234	—	697	—	4,405	3,825	—	—	8,230
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	36,540	7,905	5,436	—	468	50,349	19,326	—	—	69,675
Gain from changes in net realizable value of agricultural produce after harvest (unrealized)	1,944	—	—	(128)	—	1,816	—	—	—	1,816
Gain from changes in net realizable value of agricultural produce after harvest (realized)	9,009	—	—	(302)	—	8,707	—	—	—	8,707

Property, plant and equipment, net	236,031	45,134	9,437	22,558	21,030	334,190	425,506	—	—	759,696
Investment property	9,828	—	—	—	18,055	27,883	—	—	—	27,883
Goodwill	14,656	6,414	—	990	1,193	23,253	11,633	—	—	34,886
Biological assets	28,300	23,167	9,338	18,369	1,501	80,675	158,925	—	—	239,600
Investment in joint ventures	—	—	4,299	—	—	4,299	—	—	—	4,299
Inventories	37,343	12,667	1,070	2,509	45	53,634	42,513	—	—	96,147

Total segment assets	326,158	87,382	24,144	44,426	41,824	523,934	638,577	—	—	1,162,511

Borrowings	83,019	55,567	13,892	11,937	—	164,415	196,290	—	—	360,705

Total segment liabilities	83,019	55,567	13,892	11,937	—	164,415	196,290	—	—	360,705

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

Segment analysis for the year ended December 31, 2010

	Farming						Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	Coffee	Cattle	Farming subtotal
Sales of manufactured products and services rendered	344	59,280	—	2,709	3,718	66,051	228,478	—	—	294,529
Cost of manufactured products sold and services rendered	—	(52,017)	—	(2,546)	—	(54,563)	(164,638)	—	—	(219,201)

Gross Profit from Manufacturing Activities	344	7,263	—	163	3,718	11,488	63,840	—	—	75,328

Sales of agricultural produce and biological assets	107,818	2,305	14,297	4,863	2,407	131,690	48	—	—	131,738
Cost of agricultural produce sold and direct agricultural selling expenses	(107,818)	(2,305)	(14,297)	(4,863)	(2,407)	(131,690)	(48)	—	—	(131,738)
Initial recognition and changes in fair value of biological assets and agricultural produce	38,879	9,360	9,129	(2,630)	737	55,475	(86,003)	—	—	(30,528)
Gain from changes in net realizable value of agricultural produce after harvest	7,482	—	—	517	—	7,999	—	—	—	7,999

Gross Profit / (loss) from Agricultural Activities	46,361	9,360	9,129	(2,113)	737	63,474	(86,003)	—	—	(22,529)

Margin on Manufacturing and Agricultural Activities Before Operating Expenses	46,705	16,623	9,129	(1,950)	4,455	74,962	(22,163)	—	—	52,799

General and administrative expenses	(7,087)	(3,773)	(2,910)	(983)	(350)	(15,103)	(19,080)	—	(22,379)	(56,562)
Selling expenses	(1,522)	(8,154)	(333)	(655)	(175)	(10,839)	(41,689)	—	—	(52,528)
Other operating income, net	(6,194)	345	—	(2,165)	70	(7,944)	5,305	20,837	26	18,224
Share of loss of joint ventures	—	—	(50)	—	—	(50)	—	—	—	(50)

Profit / (loss) from Operations Before Financing and Taxation	31,902	5,041	5,836	(5,753)	4,000	41,026	(77,627)	20,837	(22,353)	(38,117)

Depreciation and amortization	1,711	2,080	423	449	333	4,996	32,567	—	—	37,563
Initial recognition and changes in fair value of biological assets (unrealized)	8,719	6,273	3,610	(2,450)	(36)	16,116	(96,795)	—	—	(80,679)
Initial recognition and changes in fair value of agricultural produce (unrealized)	7,229	742	—	(71)	—	7,900	405	—	—	8,305
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	22,931	2,345	5,519	(109)	773	31,459	10,387	—	—	41,846
Gain from changes in net realizable value of agricultural produce after harvest (unrealized)	2,050	—	—	(523)	—	1,527	—	—	—	1,527
Gain from changes in net realizable value of agricultural produce after harvest (realized)	5,432	—	—	1,040	—	6,472	—	—	—	6,472
								—	—
Property, plant and equipment, net	204.454	50,899	4,202	25,265	18,830	303,650	448,342	—	—	751,992
Investment property	—	1,168	—	—	20,249	21,417	—	—	—	21,417
Goodwill	4,931	7,023	—	1,115	319	13,388	13,106	—	—	26,494
Biological assets	31,247	21,555	7,130	21,577	401	81,910	104,847	—	—	186,757
Investment in joint ventures	—	—	6,271	—	—	6,271	—	—	—	6,271
Inventories	22,926	8,422	883	7,023	61	39,315	17,855	—	—	57,170

Total segment assets	263,299	89,066	19,063	54,980	39,542	465,950	584,151	—	—	1,051,101

Borrowings	59,339	41,050	10,262	13,651	—	124,302	265,170	—	—	389,472

Total segment liabilities	59,339	41,050	10,262	13,651	—	124,302	265,170	—	—	389,472

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

Segment analysis for the year ended December 31, 2009

	Farming						Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	Coffee	Cattle	Farming subtotal
Sales of manufactured products and services rendered	9,667	67,317	752	7,984	172	85,892	97,494	—	—	183,386
Cost of manufactured products sold and services rendered	(5,447)	(56,576)	(613)	(7,120)	—	(69,756)	(110,327)	—	—	(180,083)

Gross Profit / (loss) from Manufacturing Activities	4,220	10,741	139	864	172	16,136	(12,833)	—	—	3,303

Sales of agricultural produce and biological assets	82,362	2,033	11,142	6,281	28,306	130,124	93	—	—	130,217
Cost of agricultural produce sold and direct agricultural selling expenses	(82,362)	(2,033)	(11,142)	(6,281)	(28,306)	(130,124)	(93)	—	—	(130,217)
Initial recognition and changes in fair value of biological assets and agricultural produce	6,563	12,170	3,374	(16,207)	4,704	10,604	61,064	—	—	71,668
Gain from changes in net realizable value of agricultural produce after harvest	11,362	191	—	1,234	—	12,787	—	—	—	12,787

Gross Profit / (loss) from Agricultural Activities	17,925	12,361	3,374	(14,973)	4,704	23,391	61,064	—	—	84,455

Margin on Manufacturing and Agricultural Activities Before Operating Expenses	22,145	23,102	3,513	(14,109)	4,876	39,527	48,231	—	—	87,758

General and administrative expenses	(6,280)	(2,883)	(2,221)	(2,126)	(2,909)	(16,419)	(13,922)	—	(22,052)	(52,393)
Selling expenses	(1,587)	(7,485)	(777)	(1,353)	(1,045)	(12,247)	(18,922)	—	—	(31,169)
Other operating income, net	4,776	(942)	(108)	806	377	4,909	(10,467)	18,839	(210)	13,071
Share of loss of joint ventures	—	—	(294)	—	—	(294)	—	—	—	(294)

Profit / (loss) from Operations Before Financing and Taxation	19,054	11,792	113	(16,782)	1,299	15,476	4,920	18,839	(22,262)	16,973

Depreciation and amortization	2,066	1,452	403	570	353	4,844	25,512	—	—	30,356
Initial recognition and changes in fair value of biological assets (unrealized)	4,433	6,759	32	(12,662)	127	(1,311)	57,335	—	—	56,024
Initial recognition and changes in fair value of agricultural produce (unrealized)	1,485	—	—	(3,043)	—	(1,558)	1,375	—	—	(183)
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	645	5,411	3,342	(502)	4,577	13,473	2,354	—	—	15,827
Gain from changes in net realizable value of agricultural produce after harvest (unrealized)	134	—	—	(7)	—	127	—	—	—	127
Gain from changes in net realizable value of agricultural produce after harvest (realized)	11,228	191	—	1,241	—	12,660	—	—	—	12,660
Property, plant and equipment, net	248,594	31,282	10,652	2,680	767	293,975	388,903	—	—	682,878
Investment property	—	—	—	—	21,246	21,246	—	—	—	21,246
Goodwill	6,110	—	—	1,067	237	7,414	12,539	—	—	19,953
Biological assets	27,467	11,524	4,313	21,634	815	65,753	164,701	—	—	230,454
Investment in joint ventures	—	—	6,506	—	—	6,506	—	—	—	6,506
Inventories	23,832	9,460	1,086	1,992	716	37,086	20,816	—	—	57,902

Total segment assets	306,003	52,266	22,557	27,373	23,781	431,980	586,959	—	—	1,018,939

Borrowings	63,893	39,850	9,963	3,493	—	117,199	189,582	—	—	306,781

Total segment liabilities	63,893	39,850	9,963	3,493	—	117,199	189,582	—	—	306,781

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

Total segment assets are measured in a manner consistent with that of the consolidated financial statements. These assets are allocated based on the operations of the segment and the physical location of the asset. The Group’s investment in the joint venture Grupo La Lácteo is allocated to the ‘Dairy’ segment. Therefore, the Group’s share of profit or loss after income taxes and its carrying amount are reported in this segment.

Total reportable segments’ assets are reconciled to total assets as per the statement of financial position as follows:

	2011	2010
Total reportable assets as per Segment Information	1,162,511	1,050,101
Intangible assets (excluding goodwill)	1,869	2,159
Deferred income tax assets	37,081	47,056
Trade and other receivables	156,927	149,957
Other assets	1,408	26
Derivative financial instruments	10,353	876
Cash and cash equivalents	330,546	70,269

Total assets as per the Statement of Financial Position	1,700,695	1,239,717

Total segment liabilities are measured in a manner consistent with that of the consolidated financial statements. These liabilities are allocated based on the operations of the segment.

Total reportable segments’ liabilities are reconciled to total liabilities as per the statement of financial position as follows:

	2011	2010
Total reportable liabilities as per Segment Information	360,705	389,472
Trade and other payables	122,438	81,021
Deferred income tax liabilities	92,989	91,088
Payroll and social liabilities	18,441	16,656
Provisions for other liabilities	4,327	9,207
Current income tax liabilities	872	978
Derivative financial instruments	6,054	8,920

Total liabilities as per the Statement of Financial Position	605,826	597,342

Non-current assets and net revenue and fair value gains and losses are shown by geographic region. These are the regions in which the Group is active: Argentina, Brazil and Uruguay. Non-current assets are allocated to the regions according to the location of the assets in question. Non-current assets encompass intangible assets; property, plant and equipment; investments accounted for using the equity method as well as other non-current assets. Net revenue and fair value gains and losses are allocated according to the location of the respective operations.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

As of and for the year ended December 31, 2011:

	Argentina	Brazil	Uruguay	Total
Property, plant and equipment	281,696	467,509	10,491	759,696
Investment property	27,883	—	—	27,883
Intangible assets	1,129	740	—	1,869
Goodwill	22,263	12,623	—	34,886
Investment in joint ventures	4,299	—	—	4,299
Non-current portion of biological assets	10,679	177,294	—	187,973
Initial recognition and changes in fair value of biological assets and agricultural produce	47,196	37,617	1,998	86,811
Gain from changes in net realizable value of agricultural produce after harvest	10,539	651	(667)	10,523
Sales of manufactured products sold and services rendered	86,606	279,251	—	365,857
Sales of agricultural produce and biological assets	143,505	29,864	8,858	182,227

As of and for the year ended December 31, 2010:

	Argentina	Brazil	Uruguay	Total
Property, plant and equipment	246,602	495,075	10,315	751,992
Investment property	21,417	—	—	21,417
Intangible assets	1,115	1,044	—	2,159
Goodwill	12,272	14,222	—	26,494
Investment in joint ventures	6,271	—	—	6,271
Non-current portion of biological assets	7,169	97,047	—	104,216
Initial recognition and changes in fair value of biological assets and agricultural produce	54,226	(86,557)	1,803	(30,528)
Gain from changes in net realizable value of agricultural produce after harvest	8,157	(123)	(35)	7,999
Sales of manufactured products sold and services rendered	62,455	232,074	—	294,529
Sales of agricultural produce and biological assets	109,387	17,158	5,193	131,738

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

As of and for the year ended December 31, 2009:

	Argentina	Brazil	Uruguay	Total
Property, plant and equipment	228,723	430,175	23,980	682,878
Investment property	21,246	—	—	21,246
Intangible assets	243	1,663	—	1,906
Goodwill	6,347	13,606	—	19,953
Investment in joint ventures	6,506	—	—	6,506
Non-current portion of biological assets	4,379	165,968	—	170,347
Initial recognition and changes in fair value of biological assets and agricultural produce	26,995	42,348	2,325	71,668
Gain from changes in net realizable value of agricultural produce after harvest	10,001	1,794	992	12,787
Sales of manufactured products sold and services rendered	68,020	115,366	—	183,386
Sales of agricultural produce and biological assets	99,661	25,304	5,252	130,217

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Property, plant and equipment

Changes in the Group’s property, plant and equipment in 2011 and 2010 were as follows:

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and fittings	Computer equipment	Vehicles	Work in progress	Total
At January 1, 2010
Cost	299,872	3,086	122,644	233,170	2,205	2,560	106,826	770,363
Accumulated depreciation	—	(2,652)	(19,990)	(62,522)	(823)	(1,498)	—	(87,485)

Net book amount	299,872	434	102,654	170,648	1,382	1,062	106,826	682,878

Year ended December 31, 2010
Opening net book amount	299,872	434	102,654	170,648	1,382	1,062	106,826	682,878
Exchange differences	(4,919)	(27)	2,337	7,272	45	(33)	4,173	8,848
Additions	974	10	4,964	22,337	592	455	67,654	96,986
Acquisition of subsidiary (Note 31)	13,666	—	375	33	—	2	—	14,076
Transfers	—	153	65,398	68,291	68	—	(133,910)	—
Transfers from investment property (Note 7)	6,767	—	—	—	—	—	—	6,767
Disposals	(10,948)	(153)	(2,360)	(456)	(36)	(122)	—	(14,075)
Reclassification to non-income tax credits (*)	—	—	—	—	—	—	(6,271)	(6,271)
Disposals of subsidiary
Depreciation charge (Note 25)	—	(172)	(8,120)	(28,215)	(449)	(261)	—	(37,217)

Closing net book amount	305,412	245	165,248	239,910	1,602	1,103	38,472	751,992

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Property, plant and equipment (continued)

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and fittings	Computer equipment	Vehicles	Work in progress	Total
At December 31, 2010
Cost	305,412	3,069	193,358	330,647	2,874	2,862	38,472	876,694
Accumulated depreciation	—	(2,824)	(28,110)	(90,737)	(1,272)	(1,759)	—	(124,702)

Net book amount	305,412	245	165,248	239,910	1,602	1,103	38,472	751,992

Year ended December 31, 2011
Opening net book amount	305,412	245	165,248	239,910	1,602	1,103	38,472	751,992
Exchange differences	(26,619)	(24)	(16,958)	(24,265)	(130)	(60)	(3,344)	(71,400)
Additions	7,272	145	1,522	10,599	510	304	70,591	90,943
Acquisition of subsidiary (Note 31)	30,863	241	76	161	—	56	—	31,397
Transfers	—	639	14,336	6,074	114	—	(21,163)	—
Transfers from investment property (Note 7)	1,145	—	—	—	—	—	—	1.145
Disposals	(4,388)	(2)	(1,630)	(534)	(13)	(40)	—	(6,607)
Reclassification to non-income tax credits (*)	—	—	—	(3,021)	—	—	—	(3,021)
Depreciation charge (Note 25)	—	(314)	(8,977)	(24,483)	(609)	(370)	—	(34,753)

Closing net book amount	313,685	930	153,617	204,441	1,474	993	84,556	759,696

At December 31, 2011
Cost	313,685	4,068	190,704	319,661	3,355	3.122	84,556	919,151
Accumulated depreciation	—	(3,138)	(37,087)	(115,220)	(1,881)	(2,129)	—	(159,455)

Net book amount	313,685	930	153,617	204,441	1,474	993	84,556	759,696

(*)	Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. The procedure adopted initially was to recognize such credits proportionally to the depreciation of these fixed assets on a monthly basis. During 2009, the Group elected to change the procedure to recognize these federal tax credits separately when the assets is purchased and, as permitted, the tax credits already “embedded” within the cost of the assets were reclassified to tax credit (See Note 12).

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Property, plant and equipment (continued)

An amount of US$ 28,407; US$ 29,603 and US$ 16,895 of depreciation charges are included in “Cost of manufactured products sold and services rendered” for the years ended December 31, 2011, 2010 and 2009, respectively. An amount of US$ 4,424; US$ 7,614 and US$ 13,164 of depreciation charges are included in “General and administrative expenses” for the years ended December 31, 2011, 2010 and 2009, respectively. An amount of US$ 1,016, US$ nil and US$ nil of depreciation charges are included in “Selling expenses” for the years ended December 31, 2011, 2010 and 2009, respectively. An amount of US$ 906, US$ nil and US$ nil of depreciation charges were not charged to the statement of income and were capitalized in “Inventories” for the years ended December 31, 2011, 2010 and 2009, respectively.

During the year ended December 31, 2011, borrowing costs of US$ 1,918 (2010: US$5,453) were capitalized as components of the cost of acquisition or construction for qualifying assets.

Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$ 319,392 as of December 31, 2011 (2010: US$ 334,743).

Where assets are financed by leasing agreements and substantially all the risks and rewards of ownership are substantially transferred to the Group (“finance leases”) the assets are treated as if they had been purchased outright and the corresponding liability to the leasing company is included as an obligation under finance leases. Depreciation on assets held under finance leases is charged to the income statement on the same basis as owned assets. Leasing payments are treated as consisting of capital and interest elements and the interest is charged to the statement of income as a financing charge. Assets under finance leases comprise vehicles, machinery and equipment. All other leases are treated as operating leases and the relevant annual rentals are charged to the statement of income as incurred (See Note 30).

7.	Investment property

Changes in the Group’s investment property in 2011 and 2010 were as follows:

	2011	2010
Beginning of the year	21,417	21,246
Acquisition of subsidiary (Note 31)	9,670	7,935
Transfers (i)	(1,145)	(6,767)
Exchange difference	(2,059)	(997)

End of the year	27,883	21,417

Cost	27,883	21,417
Accumulated depreciation	—	—

Net book amount	27,883	21,417

The following amounts have been recognized in the statement of income in the line “Sales of manufactured products and services rendered”:

	2011	2010	2009
Rental income	4,980	3,718	172

(i)	Transferred to property, plant and equipment in 2011 and 2010. Relates to finalization of contracts with third parties.

As of December 31, 2011, the fair value of investment property was US$ 86.6 million (2010: US$ 96.4 million).

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

8.	Intangible assets

Changes in the Group’s intangible assets in 2011 and 2010 were as follows:

	Goodwill	Trademarks	Software	Total
At January 1, 2010
Cost	19,953	2,232	609	22,794
Accumulated amortization	—	(676)	(259)	(935)

Net book amount	19,953	1,556	350	21,859

Year ended December 31, 2010
Opening net book amount	19,953	1,556	350	21,859
Exchange differences	(482)	742	31	291
Additions	—	6	27	33
Acquisition of subsidiary (Note 31)	7,023	—	—	7,023
Disposals	—	(207)	—	(207)
Amortization charge (i) (Note 25)	—	(213)	(133)	(346)

Closing net book amount	26,494	1,884	275	28,653

At December 31, 2010
Cost	26,494	2,773	667	29.934
Accumulated amortization	—	(889)	(392)	(1,281)

Net book amount	26,494	1,884	275	28,653

Year ended December 31, 2011
Opening net book amount	26,494	1,884	275	28,653
Exchange differences	(2,747)	(105)	(43)	(2,895)
Additions	—	—	195	195
Acquisition of subsidiaries (Note 31)	11,139	—	—	11,139
Amortization charge (i) (Note 25)	—	(187)	(150)	(337)

Closing net book amount	34,886	1,592	277	36,755

At December 31, 2011
Cost	34,886	2,667	818	38,371
Accumulated amortization	—	(1,075)	(541)	(1,616)

Net book amount	34,886	1,592	277	36,755

(i)	An amount of US$ 149 and US$ 133 of amortization charges are included in “General and administrative expenses” for the years ended December 31, 2011 and 2010, respectively. An amount of US$186 and US$ 213 of amortization charges are included in “Selling expenses” for the years ended December 31, 2011 and 2010, respectively. There were no impairment charges for any of the years presented (see Note 4 (b)).

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

9.	Biological assets

Changes in the Group’s biological assets in 2011, 2010 and 2009 were as follows:

	2011	2010	2009
Beginning of the year	186,757	230,454	125,948
Increase due to purchases	1,683	681	296
Disposal of subsidiary (Note 15)	—	—	(86)
Acquisition of subsidiary (Note 31)	1,495	—	—
Initial recognition and changes in fair value of biological assets (i)	86,811	(30,528)	71,668
Decrease due to harvest	(331,278)	(237,465)	(84,990)
Decrease due to sales	(2,842)	(2,138)	(37,014)
Costs incurred during the year	319,089	224,969	136,625
Exchange differences	(22,115)	784	18,007

End of the year year	239,600	186,757	230,454

(i)	Biological asset with a production cycle of more than one year (that is, sugarcane, coffee, dairy and cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to US$ 38,658 for the year ended December 31, 2011 (2010: US$ (78,767); 2009: US$ 52,935). In 2011, an amount of US$ 101,671 (2010: US$ (60,146); 2009: US$ 29,834) was attributable to price changes, and an amount of US$ (63,013) (2010: US$ (18,621); 2009: US$ 23,101) was attributable to physical changes.

Biological assets in 2011, 2010 and 2009 were as follows:

	2011	2010	2009
Non-current
Cattle for dairy production (i)	9,338	7,130	4,313
Breeding cattle (i)	—	—	—
Other cattle (ii)	1,341	39	66
Sown land – coffee (iii)	18,369	21,577	21,634
Sown land – sugarcane (iii)	158,925	104,847	164,701

	187,973	133,593	190,714

Current
Breeding cattle (i)	—	—	—
Other cattle (iv)	160	362	749
Sown land – crops (ii)	28,300	31,247	27,467
Sown land – rice (ii)	23,167	21,555	11,524

	51,627	53,164	39,740

Total biological assets	239,600	186,757	230,454

(i)	Classified as bearer and mature biological assets.
(ii)	Classified as consumable and immature biological assets.
(iii)	Classified as bearer and immature biological assets.
(iv)	As of December 31, 2011, and amount of US$ 124 (2010: 186; 2009: 493) was classified as consumable and mature biological assets, and an amount of US$ 36 (2010: 176; 2009: 256) was classified as consumable and immature biological assets.

The fair value less estimated point of sale costs of agricultural produce at the point of harvest amounted to US$ 325,843 for the year ended December 31, 2011 (2010: US$ 241,762; 2009: US$ 88,113).

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

9.	Biological assets (continued)

A drought occurred during December 2011 affecting some of our farms in Argentina and Uruguay. As a result, the expected yield consider in the Biological Asset model was reduced generating a negative impact in “Initial recognition and changes in fair value of biological assets and agricultural produce” of US$ 4.5 million. Rain levels normalized during the beginning of 2012. The final effect of the drought will be known at harvest.

10.	Investments in joint ventures

The investment in joint ventures represents the Group’s share of 50% in Grupo La Lacteo.

In November 2007, the Group’s subsidiary, Adeco Agropecuaria S.A. entered into a milk supply offer agreement (the “Milk Supply Agreement”) with La Lacteo (amended in February 2010). Pursuant to the Milk Supply Agreement, Adeco Agropecuaria S.A. is committed to sell to La Lacteo and La Lacteo is obligated to purchase certain amount of the daily milk production subject to certain conditions. However, Adeco Agropecuaria S.A. is not obligated to sell to La Lacteo and La Lacteo is not obligated to purchase more than 50% of its milk requirements for a four-month period subject to certain conditions. The Milk Supply Agreement fixes the price of milk that La Lacteo pays to Adeco Agropecuaria S.A. at the monthly market price of milk plus 3%. The Milk Supply Agreement terminates in November 2017. In addition, if Adeco Agropecuaria S.A. receives a more favorable proposal from a third party compared to the agreement, Adeco Agropecuaria S.A. is free to sell the production to such party. However, La Lacteo has a right of first refusal.

The following amounts represent the Group’s 50% share of the assets and liabilities, and income and expenses of the joint venture:

	2011	2010
Assets:
Non-current assets	5,633	4,944
Current assets	5,883	5,697

	11,516	10,641

Liabilities:
Non-current liabilities	1,138	735
Current liabilities	6,079	3,635

	7,217	4,370

Net assets of joint venture	4,299	6,271

	2011	2010	2009
Income	2,040	1,989	2,268
Expenses	(3,074)	(2,039)	(2,562)

Loss after income tax	(1,034)	(50)	(294)

There are no contingent liabilities relating to the group’s interest in the joint venture, and no contingent liabilities of the venture itself.

In addition, on November 23, 1999, the Group’s subsidiary Pilagá S.A. entered into a joint venture with a third party, Copra S.A., for the purpose of obtaining rights to use public waters and construct a dam for irrigated rice production. On September 2011, Pilagá S.A. exited the UTE and such exit was registered with the Public Registry of Commerce of the city of Buenos Aires.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.	Financial instruments by category

The following table shows the carrying amounts of financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line item in the statements of financial position, as appropriate. Since the line items “Trade and other receivables, net” and “Trade and other payables” contain both financial instruments and non-financial assets or liabilities (such as other tax receivables or advance payments for services to be received in the future), the reconciliation is shown in the columns headed “Non-financial assets” and “Non-financial liabilities.”

	Loans and receivables	Assets at fair value through profit and loss	Subtotal financial assets	Non-financial assets	Total
December 31, 2011
Assets as per statement of financial position
Trade and other receivables	71,383	—	71,383	85,544	156,927
Derivative financial instruments	—	10,353	10,353	—	10,353
Cash and cash equivalents	330,546	—	330,546	—	330,546

Total	401,929	10,353	412,282	85,544	497,826

	Liabilities at fair value through profit and loss	Other financial liabilities at amortized cost	Subtotal financial liabilities	Non-financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables	—	114,181	114,181	8,257	122,438
Borrowings (excluding finance lease liabilities)	—	360,507	360,507	—	360,507
Finance leases	—	198	198	—	198
Derivative financial instruments	6,054	—	6,054	—	6,054

Total	6,054	474,886	480,940	8,257	489,197

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.	Financial instruments by category (continued)

	Loans and receivables	Assets at fair value through profit and loss	Subtotal financial assets	Non-financial assets	Total
December 31, 2010
Assets as per statement of financial position
Trade and other receivables	70,115	—	70,115	79,842	149,957
Derivative financial instruments	—	876	876	—	876
Cash and cash equivalents	70,269	—	70,269	—	70,269

Total	140,384	876	141,260	79,842	221,102

	Liabilities at fair value through profit and loss	Other financial liabilities at amortized cost	Subtotal financial liabilities	Non-financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables	—	72,163	72,163	8,858	81,021
Borrowings (excluding finance lease liabilities)	—	389,024	389,024	—	389,024
Finance leases	—	448	448	—	448
Derivative financial instruments	8,920	—	8,920	—	8,920

Total	8,920	461,635	470,555	8,858	479,413

Liabilities carried at amortized cost also included liabilities under finance leases where the Group is the lessee and which therefore have to be measured in accordance with IAS 17. The categories disclosed are determined by reference to IAS 39. Finance leases are excluded from the scope of IFRS 7. Therefore, finance leases have been shown separately.

Because of the short maturities of most trade accounts receivable and payable, other receivables and liabilities, and cash and cash equivalents, their carrying amounts at the closing date do not differ significantly from their respective fair values. The fair value of long-term borrowings is disclosed in Note 20.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.	Financial instruments by category (continued)

Income, expense, gains and losses on financial instruments can be assigned to the following categories:

	Loans and receivables	Assets/liabilities at fair value through profit and loss	Other financial liabilities at amortized cost	Total
December 31, 2011
Interest income (i)	8,019	—	—	8,019
Interest expense (i)	—	—	(34,017)	(34,017)
Foreign exchange gains/ (losses) (ii)	9,899	1,405	(23,987)	(12,683)
Gain from derivative financial instruments(iii)	—	17,417	—	17,417

Net result	17,918	18,822	(58,004)	(21,264)

	Loans and receivables	Assets/liabilities at fair value through profit and loss	Other financial liabilities at amortized cost	Total
December 31, 2010
Interest income (i)	1,341	—	—	1,341
Interest expense (i)	—	—	(34,369)	(34,369)
Foreign exchange gains/ (losses) (ii)	372	—	(11,029)	(10,657)
Gain from derivative financial instruments(iii)	—	5,124	—	5,124

Net result	1,713	5,124	(45,398)	(38,561)

	Loans and receivables	Assets/liabilities at fair value through profit and loss	Other financial liabilities at amortized cost	Total
December 31, 2009
Interest income (i)	472	—	—	472
Interest expense (i)	—	—	(28,222)	(28,222)
Foreign exchange gains/ (losses) (ii)	11,939	—	(13,936)	(1,997)
Loss from derivative financial instruments(iii)	—	(7,800)	—	(7,800)

Net result	12,411	(7,800)	(42,158)	(37,547)

(i)	Included in “Financial results, net” in the statement of income.
(ii)	Included in “Financial results, net” in the statement of income.
(iii)	Included in “Other operating income, net” and “Financial results, net” in the statement of income.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.	Financial instruments by category (continued)

Determining fair values

IAS 39 defines the fair value of a financial instrument as the amount for which a financial asset could be exchanged, or a financial liability settled, between knowledgeable, willing parties in an arm’s length transaction. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 7. This valuation hierarchy provides for three levels. The initial basis for the allocation is the “economic investment class”. Only if this does not result in an appropriate allocation the Group deviates from such an approach in individual cases. The allocation reflects which of the fair values derive from transactions in the market and where valuation is based on models because market transactions are lacking.

For the years ended December 31, 2011, 2010 and 2009, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments.

In the case of Level 1, valuation is based on unadjusted quoted prices in active markets for identical financial assets that the Group can refer to at the date of the statement of financial position. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise crop futures and options traded on the stock market. In the case of securities, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

Derivatives not traded on the stock market allocated to Level 2 are valued using models based on observable market data. For this, the Group uses inputs directly or indirectly observable in the market, other than quoted prices. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. The financial instruments the Group has allocated to this level mainly comprise interest-rate swaps and foreign-currency interest-rate swaps.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group does not have financial instruments allocated to this level for any of the years presented.

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of December 31, 2011 and 2010 and their allocation to the fair value hierarchy:

	2011
	Level 1	Level 2	Level 3	Total
Assets
Derivative financial instruments	10,353	—	—	10,353

Total assets	10,353	—	—	10,353

Liabilities
Derivative financial instruments	671	5,383	—	6,054

Total liabilities	671	5,383	—	6,054

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.	Financial instruments by category (continued)

	2010
	Level 1	Level 2	Level 3	Total
Assets
Derivative financial instruments	876	—	—	876

Total assets	876	—	—	876

Liabilities
Derivative financial instruments	2,197	6,723	—	8,920

Total liabilities	2,197	6,723	—	8,920

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:

Concept	Pricing Method	Parameters	Pricing Model
Futures	Quoted price	—	—
Options	Quoted price	—	—
Options/ OTC	Quoted price	—	Montecarlo
Foreign-currency interest-rate swaps	Theoretical price	Swap curve; Money market interest-rate curve; Foreign-exchange curve.	Present value method
Interest-rate swaps	Theoretical price	Swap curve; Money market interest-rate curve	Present value method

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12.	Trade and other receivables, net

	2011	2010
Non current
Receivables from related parties (Note 33)	63	—

Trade receivables – net	63	—

Prepaid expenses	—	—
Advances to suppliers	2,719	—
Income tax credits	3,682	3,628
Non-income tax credits (i)	6,988	8,681
Receivable from disposal of farmland (iii) (Note 15)	—	13,656
Cash collateral	1,469	3,079
Other receivables	824	1,708

Non current portion	15,746	30,752

Current
Trade receivables	38,178	32,702
Receivables from related parties (Note 33)	4,846	1,662
Less: Allowance for trade receivables	(1,622)	(1,323)

Trade receivables – net	41,402	33,041

Prepaid expenses	12,102	8,299
Advances to suppliers	11,872	14,274
Income tax credits	2,522	6,954
Non-income tax credits (i)	45,659	38,006
Escrow deposits (ii)	—	—
Cash collateral	1,792	2,342
Receivable from disposal of farmland (iii) (Note 15)	18,090	10,432
Receivable with related parties (Note 33)	—	291
Other receivables	7,743	5,566

Subtotal	99,779	86,164

Current portion	141,181	119,205

Total trade and other receivables, net	156,927	149,957

(i)	Includes US$ 3,021 reclassified from property, plant and equipment.
(ii)	In connection with certain acquisitions, the Group deposited a portion of the consideration that would otherwise have been delivered to the sellers into an escrow account with a third party escrow agent to secure specified indemnification obligations of the sellers under the respective agreements.
(iii)	Relates to the sale of a farmland (See Note 15).

The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12.	Trade and other receivables, net (continued)

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in US dollars):

	2011	2010
Currency
US Dollar	51,338	53,561
Argentine Peso	42,163	38,977
Uruguayan Peso	803	697
Brazilian Reais	62,622	56,722

	156,927	149,957

As of December 31, 2011 trade receivables of US$ 18,938 (2010: US$ 9,379) were past due but not impaired. The ageing analysis of these receivables is as follows:

	2011	2010
Up to 3 months	17,996	7,929
3 to 6 months	914	542
Over 6 months	28	908

	18,938	9,379

The Group recognizes an allowance for trade receivables when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Delinquency in payments is considered an indicator that the trade receivable is impaired.

Delinquency in payments is an indicator that a receivable may be impaired. However, management considers all available evidence in determining when a receivable is impaired. Generally, trade receivables, which are more than 180 days past due are fully provided for. However, certain receivables 180+ days overdue are not provided for based on a case-by-case analysis of credit quality analysis. Furthermore, receivables, which are not 180+ days overdue, may be provided for if specific analysis indicates a potential impairment.

Movements on the Group’s allowance for trade receivables are as follows:

	2011	2010
At January 1	1,323	906
Charge of the year	740	632
Acquisition of subsidiary	—	14
Unused amounts reversed	(385)	(189)
Used during the year	—	—
Exchange differences	(64)	(40)

At December 31	1,622	1,323

The creation and release of allowance for trade receivables have been included in “Selling expenses” in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The other classes within other receivables do not contain impaired assets.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12.	Trade and other receivables, net (continued)

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. The Group holds mortgages as collateral for the sale of La Macarena and La Alegría farmlands.

As of December 31, 2011, approximately 36% (2010: 23%) of the outstanding unimpaired trade receivables (neither past due nor impaired) relate to sales to 5 well-known multinational companies with good credit quality standing, including but not limited to Bunge, Raizen Combustivies S.A., Webcor S.A., or its affiliates, among others. Most of these entities or their parent companies are externally credit-rated. The Group reviews these external ratings from credit agencies.

The remaining percentage as of December 31, 2011 and 2010 of the outstanding unimpaired trade receivables (neither past due nor impaired) relate to sales to a dispersed large quantity of customers for which external credit ratings may not be available. However, the total base of customers without an external credit rating is relatively stable. New customers with less than six months of history with the Group are closely monitored. The Group has not experienced credit problems with these new customers to date. The majority of the customers for which an external credit rating is not available are existing customers with more than six months of history with the Group and with no defaults in the past. A minor percentage of customers may have experienced some non-significant defaults in the past but fully recovered.

13.	Inventories

	2011	2010
Raw materials	31,539	25,292
Finished goods	60,067	25,601
Stocks held by third parties	4,528	6,267
Others	13	10

	96,147	57,170

The cost of inventories recognized as expense and included in “Cost of manufactured products sold and services rendered” amounted to US$ 226,413 for the year ended December 31, 2011 (2010: US$ 208,485 and 2009: US$ 83,120). The cost of inventories recognized as expense and included in “Cost of agricultural produce sold and direct agricultural selling expenses” amounted to US$ 148,177 for the year ended December 31, 2011 (2010: US$101,288 and 2009: US$77,280).

14.	Cash and cash equivalents

	2011	2010
Cash at bank and on hand	238,902	31,768
Short-term bank deposits	91,644	38,501

	330,546	70,269

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.	Disposals

As part of the Group´s strategy to profit from farmland value appreciation opportunities, from time to time, the Group completes sales of farmlands.

On November 30, 2011 the Group completed the sale of “La Alegría”, a 2,438 hectare farm located in General Villegas, province of Buenos Aires, Argentina, for a total consideration of US$13.7 million. This transaction resulted in a gain of US$ 8.8 million included within “Other operating income, net”. Cash collected totaled US$ 9.7 million. The remaining US$ 4.0 million receivable will be collected in July 2012 (see Note 12).

On December 21, 2010 the Group completed the sale of La Macarena, a farm located in Río Negro, Uruguay for cash consideration of US$ 34 million. This transaction resulted in a gain of US$ 20.8 million included within “Other operating income, net” in the statement of income as of December 31, 2010. Cash collected at December 31, 2011 totaled US$ 20.8 million. Remaining receivable will be collected during 2012 (see Note 12).

16.	Shareholders’ contributions

The share capital of the Group is represented by common shares with a nominal value of US$ 1.5 per share and one vote each.

	Number of shares	Share capital and share premium
At 1 January 2009	112,420	615,624
Contributed capital	7,580	67,719

At 31 December 2009	120,000	683,343
Contributed capital	—	—

At 31 December 2010	120,000	683,343
At January 24, 2011, after reverse stock split (1)	80,000	683,343
Issue of shares on January 28, 2011 (2)	40,069	423,030
Employee share options exercised (Note 17)	37	326
Restricted shares issued (Note 17)	427	641
Restricted shares exercised (Note 17)	—	746
Non controlling interest acquired (3)	—	(1,281)

At 31 December 2011	120,533	1,106,805

(1)	The Extraordinary General Meeting of Adecoagro’s shareholders held on January 24, 2011 approved a reverse stock split of Adecoagro’s common shares, changing the nominal value of Adecoagro’s common shares from US$ 1 to US$ 1.5. Therefore, Adecoagro reduced total shares outstanding as of that date from 119,999,997 shares to 79,999,985 shares.
(2)	Initial Public Offering and private placement.
(3)	As a consequence of new contributions made in International Farmland Holdings LP fully attributable to the Group, non controlling interest was reduced from 2% to 1.36%.

On January 28, 2011 the Company successfully completed an initial public offering (IPO) of its shares in the New York Stock Exchange. The Company issued 28,405,925 shares, at a price of US$ 11 per share. In addition, on February 11, 2011, the Company issued 4,285,714 shares, at a price of US$ 11 per share, as a consequence of the over-alloment option exercised by the underwriters of the initial public offering, raising an overall amount of approximately US$ 359 million.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.	Shareholders’ contributions (continued)

On January 28, 2011, Adecoagro’s also issued and sold to Al Gharrafa Investment Company 7,377,598 common shares at a purchase price per share of US$ 10.65, which is equal to the price per common share paid by the underwriters acting in the initial public offering of the Company. This transaction was conditioned upon, and closed immediately after, the closing of the initial public offering of the Company. Consequently the Company raised US$ 79 million.

The Company intends to use these funds to finance part of the construction costs of Ivinhema (sugar and ethanol mill in Brazil) and for potential investments in the acquisition of farmland and capital expenditures required in the expansion of the farming business.

Related transaction costs totaling US$ 15 million net of tax have been netted off with the deemed proceeds, on the Share premium issued.

During 2011, the Company agreed to contribute the full proceed from the IPO to International Farmland Holdings LP, increasing its interest to 98.64%.

17.	Equity-settled share-based payments

The Group has set a “2004 Incentive Option Plan” and a “2007/2008 Equity Incentive Plan” (collectively referred to as “Option Schemes”) under which the Group grants equity-settled options to senior managers and selected employees of the Group´s subsidiaries. Additionally, in 2010 the Group has set a “Adecoagro Restricted Share and Restricted Stock Unit Plan” (referred to as “Restricted Share Plan”) under which the Group grants restricted shares to senior and medium management and key employees of the Group’s subsidiaries.

(a) Option Schemes

The Group recognized aggregate compensation expense of US$ 0.9 million for the year ended December 31, 2011 (2010: US$ 1.7 million; 2009: US$2.8 million) related to the options granted under the Option Schemes.

The fair value of the options under the Option Schemes was measured at the date of grant using the Black-Scholes valuation technique. This valuation model takes into account factors such as non transferability, expected volatility, exercise restrictions and behavioral considerations.

Key grant-date fair value and other assumptions under the Option Schemes are detailed below:

Grant Date	Jan 2009	Nov 2009	Jan 2010	Jan 2010	Jun 2010	Sep 2010	Sep 2010
Expected volatility	21%	22%	22%	22%	22%	22%	22%
Expected life	6.50	6.50	6.5	6.5	6.5	6.5	6.5
Risk free rate	1,85%	2,31%	2.34%	2.34%	1.79%	1.41%	1.41%
Expected dividend yield	0%	0%	0%	0%	0%	0%	0%
Fair value per option	$3.52	$3.78	$3.62	$3.38	$3.17	$3.05	$3.28
Possibility of ceasing employment before vesting	0.22%	0.48%	0.53%	0.55%	0.80%	0.88%	0.88%
Exercise price	$13.40	$13.40	$12.82	$13.40	$13.40	$13.40	$12.82

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.	Equity-settled unit-based payments (continued)

Since the Group’s shares were not publicly traded at the time the options were granted, expected volatility was determined by calculating the historical volatility of share prices of comparable entities in representative stock markets. The expected life used in the model was adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioral considerations. On January 28, 2011 the Company completed its initial public offering in the New York Stock Exchange (see Note 16).

Details of each plan are as follow:

The Adecoagro/ IFH 2004 Stock Incentive Option Plan

This scheme was effectively established in 2004 and is administered by the Compensation Committee of the Company. Options under the Adecoagro/ IFH 2004 Stock Incentive Option Plan vest over a 3-year period from the date of grant at 33% on each anniversary of the grant date. Options are exercisable over a ten-year period. The exercise price of the options is determined by the Compensation Committee but under no circumstances the price may be less than 100% of the fair market value of the shares at the date of grant. For this scheme, there are no performance requirements for the exercising of options, except that a participant’s employment with the Group must not have been terminate prior to the date of exercise of the relevant option. If the participant ceases to be employee for cause any unvested option shall automatically expired and shall not be exercisable. In addition, if the participant ceases to be an employee for reason of death, any portion of the share option held by he or she that has vested on that date may be exercised by his or her legal representative for the period of one year. Finally if the participant ceases to be an employee for any reason other than cause or death any portion of any vested option held may be exercisable for a period of three months.

Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under the Adecoagro/ IFH 2004 Stock Incentive Option Plan are as follows:

	2011		2010		2009
	Average exercise price per share	Options (thousands)	Average exercise price per share	Options (thousands)	Average exercise price per share	Options (thousands)
At January 1	6.67	2,176	6.74	2,401	6.74	2,401
Forfeited	7.31	(230)	—	—	—	—
Exercised	5.83	(37)	—	—	—	—

At December 31	6.68	1,909	6.74	2,401	6.74	2,401

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.	Equity-settled unit-based payments (continued)

Options outstanding at year end under the Adecoagro/ IFH 2004 Incentive Option Plan have the following expiry date and exercise prices:

	Exercise price per share
		Shares (in thousands)
Expiry date:		2011	2010	2009
May 1, 2014	5.83	674	674	674
May 1, 2015	5.83	556	556	572
May 1, 2016	5.83	192	228	320
February 16, 2016	7.11	110	110	110
October 1, 2016	8,62	602	608	725

The Adecoagro/ IFH 2007/ 2008 Equity Incentive Plan

This scheme was effectively established in late 2007 and is administered by the Compensation Committee of the Company. Options under the Adecoagro/ IFH 2007/2008 Equity Incentive Plan vest over a 4-year period from the date of grant at 25% on each anniversary of the grant date. Options are exercisable over a ten-year period. The exercise price of the options is determined by the Compensation Committee but under no circumstances the price may be less than 100% of the fair market value of the shares at the date of grant. For this scheme, there are no performance requirements for the exercising of options, except that a participant’s employment with the Group must not have been terminated prior to the date of exercise of the relevant option. If the participant ceases to be employee for cause any unvested option shall automatically expired and shall not be exercisable. In addition, if the participant ceases to be an employee for reason of death, any portion of the share option held by he or she that has vested on that date may be exercised by his or her legal representative for the period of one year. Finally if the participant ceases to be an employee for any reason other than cause or death any portion of any vested option held may be exercisable for a period of three months.

Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under the Adecoagro/ IFH 2007/2008 Equity Incentive Plan are as follows:

	2011		2010		2009
	Average exercise price per share	Options (thousands)	Average exercise price per share	Options (thousands)	Average exercise price per share	Options (thousands)
At January 1	13.06	2,113	13.02	2,030	12.83	1,312
Granted	—	—	13.25	198	13.40	718
Forfeited	12.89	(191)	—	—	—	—

At December 31	13.06	1,922	13.06	2,228	13.02	2,030

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.	Equity-settled unit-based payments (continued)

Options outstanding at year-end under the Adecoagro/ IFH 2007/2008 Equity Incentive Plan have the following expiry date and exercise prices:

	Exercise price per share
		Shares (in thousands)
Expiry date:		2011	2010	2009
Dec 1, 2017	12.82	1,149	1,198	1,312
Jan 30, 2019	13.40	687	700	700
Nov 1, 2019	13.40	18	18	18
Jan 30, 2020	12.82	31	35	—
Jan 30, 2020	13.40	71	81	—
Jun 30, 2020	13.40	22	22	—
Sep 1, 2020	13.40	44	44	—
Sep 1, 2020	12.82	15	15	—

The following table shows the exercisable shares at year end under both the Adecoagro/ IFH 2004 Incentive Option Plan and the Adecoagro/ IFH 2007/ 2008 Equity Incentive Plan:

Exercisable shares in thousands
2011	3,681
2010	3,318
2009	2,038

During 2011, 36,900 options were exercised under the 2004 Incentive Option Plan. Accordingly, the Group issued and registered these shares with a nominal value of US$ 1.5.

(b) Restricted Share and Restricted Stock Unit Plan

The Restricted Share and Restricted Stock Unit Plan was effectively established in 2010 and amended in November 2011 is administered by the Compensation Committee of the Company. Restricted shares under the Restricted Share or Restricted Sotck Units Plan vest over a 3-year period from the date of grant at 33% on each anniversary of the grant date. Participants are entitled to receive one common share of the Company for each restricted share or restricted unit issued. For the Restricted Share Plan there are no performance requirements for the delivery of common shares, except that a participant’s employment with the Group must not have been terminated prior to the relevant vesting date. If the participant ceases to be an employee for any reason, any unvested restricted share shall not be converted into common shares and the participant shall cease for all purposes to be a shareholder with respect to such shares.

On July 18, 2011, the Group issued and registered 427,293 restricted shares with a nominal value of US$ 1.5 which were granted under the Restricted Share Plan. While the restricted shares are not vested, they are recognized in “Other reserves”. Once they are vested, the reserve is reversed and a share premium is recognized.

During 2011, 68,718 restricted shares were vested.

At December 31, 2011, the Group recognized compensation expense US$ 2.8 million related to the restricted shares granted under the Restricted Share Plan.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.	Equity-settled unit-based payments (continued)

The restricted shares under the Restricted Share Plan were measured at fair value at the date of grant.

Key grant-date fair value and other assumptions under the Restricted Share Plan are detailed below:

Grant Date	Apr 1, 2011	Apr 1, 2011	May 13, 2011
Fair value	12.69	12.69	12.36
Possibility of ceasing employment before vesting	5%	10%	0%

Movements in the number of restricted shares outstanding under the Restricted Share Plan are as follows:

Restricted shares (thousands)
2011
At January 1, 2011	—
Granted	427
Forfeited	(2)
Exercised	(69)

At December 31, 2011	356

No restricted stock unit was awarded during 2011.

In December 2011, 2,370 restricted shares became forfeited and were returned to the Group. These restricted shares are held by the Group as treasury shares and presented within “Treasury shares” in the statement of changes in shareholders’ equity.

18.	Legal and other reserves

According to the laws of certain of the countries in which the Group operates, a portion of the profit of the year (5%) is separated to constitute legal reserves until they reach legal capped amounts. These legal reserves are not available for dividend distribution and can only be released to absorb losses. The legal limit of these reserves has not been met.

In addition, from time to time, the subsidiaries of the Group may separate portions of their profits of the year to constitute voluntary reserves according to company law and practice. These voluntary reserves may be released for dividend distribution.

Legal and other reserves amount to US$ 14,592 as of December 31, 2011 (2010: US$ 6,536; 2009: US$ 7,855) and are included within the balance of retained earnings in the statement of changes in shareholders’ equity.

The Company may make distributions in the form of dividends or otherwise to the extent that it has distributable retained earnings or available distributable reserves (including share premium) that result from the Stand Alone Financial Statements prepared in accordance with Luxembourg GAAP. No distributable retained earning result from the Stand Alone Financial Statements of the Company as of December 31, 2011, but the Company has distributable reserves in excess of US$ 904,157.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

19.	Trade and other payables

	2011	2010
Non-current
Payable from acquisition of property, plant and equipment (i)	3,646	4,239
Payable from acquisition of subsidiary (Note 31)	—	5,802
Taxes payable	1,547	1,331
Other payables	885	413
Escrows arising on business combinations (Note 31)	2,340	—

	8,418	11,785

Current
Trade payables	68,672	49,597
Payable from acquisition of subsidiary (Note 31)	35,730	5,802
Advances from customers	1,721	2,560
Amounts due to related parties (Note 33)	318	4,892
Taxes payable	4,989	4,967
Escrows arising on business combinations (Note 31)	—	—
Other payables	2,590	1,418

	114,020	69,236

Total trade and other payables	122,438	81,021

(i)	These trades payable are mainly collateralized by property, plant and equipment of the Group.

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other payables approximate their carrying amounts, as the impact of discounting is not significant.

20.	Borrowings

	2011	2010
Non-current
Bank borrowings	203,330	250,591
Obligations under finance leases	79	81

	203,409	250,672

Current
Bank overdrafts	6,735	209
Bank borrowings	150,442	138,224
Obligations under finance leases	119	367

	157,296	138,800

Total borrowings	360,705	389,472

As of December 31, 2011, total bank borrowings include collateralized liabilities of US$ 297,472 (2010: US$ 350,654). These loans are mainly collateralized by property, plant and equipment and shares of certain subsidiaries of the Group.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

20.	Borrowings (continued)

The maturity of the Group’s borrowings (excluding obligations under finance leases) and the Group’s exposure to fixed and variable interest rates is as follows:

	2011	2010
Fixed rate:
Less than 1 year	70,007	52,326
Between 1 and 2 years	25,554	22,425
Between 2 and 3 years	12,426	7,661
Between 3 and 4 years	8,902	7,394
Between 4 and 5 years	7,551	5,920
More than 5 years	22,866	22,555

	147,306	118,281

Variable rate:
Less than 1 year	87,170	86,107
Between 1 and 2 years	40,353	70,905
Between 2 and 3 years	24,756	54,436
Between 3 and 4 years	23,507	17,506
Between 4 and 5 years	23,369	15,619
More than 5 years	14,046	26,170

	213,201	270,743

	360,507	389,024

Borrowings incurred by the Group’s subsidiaries in Brazil are repayable at various dates between January 2012 and March 2020 and bear either fixed interest rates ranging from 4.50% to 17.60% per annum or variable rates based on LIBOR or other specific base-rates plus spreads ranging from 3.42% to 16.55% per annum. At December 31, 2011 LIBOR (six months) was 0.81% (2010: 0.46%).

Borrowings incurred by the Group´s subsidiaries in Argentina are repayable at various dates between January 2012 and November 2018 and bear either fixed interest rates ranging from 1.25% and 7.75% per annum and variable rates based on LIBOR + 4.45% per annum.

As of December 31, 2011, total borrowings include (i) a US$ denominated 20.1 million loan (principal plus accrued interest) with a syndicated of banks, led by Rabobank International Brasil S.A. (“Rabobank”) (2010: US$ 30.2 million) due in 2013 (the “Syndicated Loan”); (ii) a Reais-denominated 118.2 million loan (principal plus accrued interest) (equivalent to US$ 63 million as of December 31, 2011) with BNDES-FINEM (the “BNDES Loan Facility”) due in 2018; (iii) a U.S. dollar-denominated 80 million loan with the Interamerican Development Bank (IDB) (the “IDB Facility”); (iv) a Reais-denominated 70.0 million facility (of which, as of December 31, 2010, the Group have received R$ 70.0 million, equivalent to US$ 37.0 million) from Banco do Brasil S.A. (BDB) (“The BDB Facility”) due between 2012 and 2020.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

20.	Borrowings (continued)

•	Syndicated Loan and BNDES Loan Facility

The amended Syndicated Loan bears interest at LIBOR plus 2.65 % per annum and the BNDES Loan Facility bears interest at a country-specific variable rate (“TJLP rate”) plus 4.05% per annum (TJLP at December 31, 2011 was 6.00%). The Syndicated Loan and the BNDES Loan Facility contain certain customary financial covenants, events of default and restrictions which require the Group to meet pre-defined financial ratios, among other restrictions, as well as restrictions on the payment of dividends, except as would not result in a breach of the financial covenants. These financial covenants are measured on an annual basis as of the end of each fiscal year. Certain covenants are measured on a combined basis aggregating the borrowing subsidiaries and others are measured on an individual basis. Under the Syndicated Loan, defaults by either Adecoagro Vale do Ivinhema , UMA, Adeco Agropecuária Brasil S.A. or Adeco Brasil Participações S.A. on any indebtedness with an aggregate principal amount over US$ 500,000 can result in acceleration of the full outstanding loan amount due to the syndicate of banks. The obligations under this facility are secured by (i) a mortgage of the Takuare farm; (ii) a pledge on the capital stock (“quotas”) of Adecoagro Vale do Ivinhema; and (iii) liens over the Angélica mill and equipment, all of which are property of Adecoagro Vale do Ivinhema.

The financial covenants are defined as follows:

	2011	2012 to 2013	2014 to 2018
Financial ratios:
Debt Service Coverage Ratio (individual)	> 1.00	> 1.00	> 1.30
Liquidity Ratio (individual)	> 1.00	> 1.00	> 1.00
Liquidity Ratio (aggregate)	> 1,00	> 1.20	> 1.20
Interest Coverage Ratio (aggregate)	> 2.00	> 4.00	> 4.00
Net Bank Debt / EBITDA (aggregate)	< 3.00	< 3.00	< 3.00

During 2011 and 2010 the Group was in compliance with all financial covenants.

•	IDB Facility

The amended IDB Facility is divided into a seven-year US$ 20.0 million tranche (“Tranche A”) and a five-year US$ 60.0 million tranche (“Tranche B”). Tranche A originally bore interest at 180-day LIBOR plus 5% per annum although subsequently revised to a fixed rate of 6.11% per annum. Tranche B bears interest at 180-day LIBOR plus 4.45% per annum, the Group entered into a floating to fix interest rate forward swap, fixing LIBOR at 1.25%, effective May 2012. Pursuant to this amendment the group got a new disbursement of USD 30,833,520.

Payment of principal plus interest of both tranches are made on a bi-annual basis. The proceeds of this loan were used to make capital investments and refinance short-term debt. The IDB Facility is collateralized by property, plant and equipment with a net book value of US$41.5 million, by a mortgage over (i) Carmen and La Rosa farms which are property of Adeco Agropecuaria S.A.; and (ii) El Meridiano farm which is the property of Pilagá S.A.

Under the IDB Facility, defaults by either Adeco Agropecuaria S.A. or Pilagá S.A. on any indebtedness with an aggregate principal amount over US$ 3.0 million can result in acceleration of the full outstanding loan amount due to the IDB. The IDB Facility also contains certain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions, as well as restrictions on the payment of dividends. The financial covenants are measured in accordance with generally accepted accounting principles in Argentina and measured both on quarterly or annually basis.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

20.	Borrowings (continued)

During 2011, Adeco Agropecuaria S.A. and Pilagá S.A. were in compliance with all financial covenants.

The amendment signed on November 9, 2011, modified the terms of the existing financial ratio covenants, pursuant to these amended financial ratios Adeco Agropecuaria S.A. and Pilagá S.A. are now required to meet yearly the following financial ratios (measured on a combined basis):

	2011	2012	2013	2014	2015	2016	2017	2018
Total Debt (i)	150,000	155,000	160,000	160,000	160,000	160,000	160,000	160,000
Current Ratio	1.10x	1.10x	1.15x	1.20x	1.20x	1.20x	1.20x	1.20x
Interest Coverage Ratio	2.10x	2.15x	2.20x	2.25x	2.30x	2.40x	2.50x	2.60x
Liabilities to Equity	1.60x	1.70x	1.70x	1.70x	1.70x	1.70x	1.70x	1.70x

(i)	Measured on a quarterly basis.

In addition, the IDB Facility contains a change of control provision requiring acceleration of amounts due under the facility.

•	BDB Facility

In July 2010, Adecoagro Vale do Ivinhema, a Brazilian subsidiary, entered into a Reais-denominated 70.0 million loan (equivalent to US$ 37.3 million as of December 31, 2011) with Banco do Brasil S.A. due in 2020. The BDB Facility bears a fixed interest rate of 10% per annum with a bonus performance of 15% and is repayable on a monthly basis starting in August 2012 and ending in July 2020 (until August 2012, interest will be pay be quarterly). Under this facility, defaults by either Adecoagro Vale do Ivinhema or any of the Brazilian subsidiaries on any indebtedness can result in acceleration of the full outstanding loan amount due to BDB. It contains customary covenants and restrictions. Adecoagro Vale do Ivinhema’s obligations under the BDB Facility is secured by (i) a first mortgage of the Sapálio farm, which is owned by Adecoagro Vale do Ivinhema. and (ii) a first pledge on the equipment acquired or to be acquired by Adecoagro Vale do Ivinhema with the proceeds of such facility. Adecoagro Vale do Ivinhema is currently not, and has not been, in violation of any of the financial ratio covenants for the BDB Facility. The following table lists the financial ratios covenants Adecoagro Vale do Ivinhema subsidiary is currently required to meet under the BDB Facility:

Financial Ratios	2011 to 2013	2014 to 2020
Debt Service Coverage Ratio (individual)	>1.00	>1.30
Liquidity Ratio (individual)	>1.00	>1.00

•	DB Facility

On July 28, 2010, Adecoagro Vale do Ivinhema entered into a U.S. dollar-denominated 50.0 million facility with Deutsche Bank AG London Branch, which was due in 2013. It bore an annual interest at a variable rate equal to LIBOR plus 8.5%. As regard this Loan facility, on August 3, 2011 the Group fully prepaid the outstanding capital. This optional prepayment amounts to US$ 47.7 million including interest accrued until the prepayment date. Additionally, the Company paid the premium fee of 2.5% of the principal outstanding amount to be able to make the prepayment, equivalent to US$ 1.1 million.

The Group estimates that the carrying amount of short-term loans approximates fair value due to their short-term nature. The Group estimates that the fair values of the long-term bank loans are estimated based on the current rates offered to the Group for debt of similar terms and maturities. The Group’s fair value of long-term bank loans was not significantly different from the carrying value at December 31, 2011 and 2010.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

20.	Borrowings (continued)

The carrying amounts of the Group’s borrowings are denominated in the following currencies (expressed in US dollars):

	2011	2010
Currency
Argentine Peso	6,739	13
US Dollar	199,657	199,182
Uruguayan Peso	—	62
Brazilian Reais	154,309	190,215

	360,705	389,472

Obligations under finance leases

Lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default.

Gross finance lease liabilities – minimum lease payments:

	2011	2010
Not later than one year	119	396
Later than one year and not later than five years	79	81

	198	477
Future finance charges on finance leases	(17)	(29)

Present value of finance lease liabilities	181	448

The present value of finance lease liabilities is as follows:

	2011	2010
Not later than one year	119	367
Later than one year and not later than five years	79	81

	198	448

Under the terms of the lease agreements, no contingent rents are payable. The interest rate inherent in these finance leases is fixed at the contract date for all of the lease term. The average interest rate on finance lease payables at December 31, 2011 was 8.52% (2010: 10.67%).

21.	Taxation

Adecoagro is subject in Luxembourg to the applicable general tax regulations.

The Group’s income tax has been calculated on the estimated assessable taxable profit for the year at the rates prevailing in the respective foreign tax jurisdictions. The subsidiaries of the Group in the jurisdictions where the Group operates are required to calculate their income taxes on a separate basis; thus, they are not permitted to compensate subsidiaries´ losses against subsidiaries income. The details of the provision for the Group’s income tax are as follows:

	2011	2010	2009
Current income tax	(13,520)	(3,956)	(1,034)
Deferred income tax	(1,142)	20,219	6,449

Income tax (expense) benefit	(14,662)	16,263	5,415

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.	Taxation (continued)

The statutory tax rate in the countries where the Group operates for all of the years presented are:

Tax Jurisdiction	Income Tax Rate
Argentina	35%
Brazil	34%
Uruguay	25%

Deferred tax assets of the Group as of December 31, 2011, 2010 and 2009, without taking into consideration the offsetting of balances within the same tax jurisdiction, will be recovered as follows:

	2011	2010	2009
Deferred income tax asset to be recovered after more than 12 months	55,951	66,756	44,139
Deferred income tax asset to be recovered within 12 months	2,161	707	974

Deferred income tax assets	58,112	67,463	45,113

Deferred income tax liability to be recovered after more than 12 months	110,752	108,644	100,585
Deferred income tax liability to be recovered within 12 months	3,268	2,851	6,460

Deferred income tax liability	114,020	111,495	107,045

Deferred income tax liabilities, net	55,908	44,032	61,932

The gross movement on the deferred income tax account is as follows:

	2011	2010	2009
Beginning of year	44,032	61,932	75,914
Exchange differences	(4,282)	(4,961)	(7,000)
Acquisition of subsidiary	15,016	7,280	—
Disposal of subsidiary (Note 15)	—	—	(533)
Income tax benefit	1,142	(20,219)	(6,449)

End of year	55,908	44,032	61,932

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.	Taxation (continued)

The movement in the deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred income tax liabilities	Property, plant and equipment	Biological assets	Others	Total
At January 1, 2009	86,198	8,189	240	94,627
Charged/(credited) to the statement of income	(5,065)	20,384	670	15,989
Disposal of subsidiary	(510)	(14)	(9)	(533)
Exchange differences	(1,771)	(1,555)	288	(3,038)

At December 31, 2009	78,852	27,004	1,189	107,045

Charged/(credited) to the statement of income	(1,992)	2,051	(376)	(317)
Disposal of subsidiary
Acquisition of subsidiary	7,280	—	—	7,280
Exchange differences	(2,546)	(263)	296	(2,513)

At December 31, 2010	81,594	28,792	1,109	111,495

Charged/(credited) to the statement of income	6,943	(8,189)	(764)	(2,010)
Acquisition of subsidiary	15,016	—	—	15,016
Exchange differences	(7,502)	(4,117)	1,138	(10,481)

At December 31, 2011	96,051	16,486	1,483	114,020

Deferred income tax assets	Provisions	Tax loss carryforwards	Equity-settled share-based compensation	Biological Assets	Others	Total
At January 1, 2009	440	13,725	3,226	—	1,322	18,713
Charged/(credited) to the statement of income	675	19,201	999	—	1,563	22,438
Exchange differences	150	3,479	—	—	333	3,962

At December 31, 2009	1,265	36,405	4,225	—	3,218	45,113

Charged/(credited) to the statement of income	1,980	(2,655)	617	19,525	435	19,902
Exchange differences	63	2,961	—	(1,632)	1,056	2,448

At December 31, 2010	3,308	36,711	4,842	17,893	4,709	67,463

Charged/(credited) to the statement of income	2,364	7,455	1,117	(15,357)	1,268	(3,152)
Exchange differences	(604)	(3,521)	—	503	(2,577)	(6,199)

At December 31, 2011	5,068	40,645	5,959	3,039	3,401	58,112

Tax loss carry forwards may have expiration dates or may be permanently available for use by the Group depending on the tax jurisdiction where the tax loss carry forward is generated. Tax loss carry forwards in Argentina and Uruguay generally expire within 5 years. Tax loss carry forwards in Brazil do not expire. However, in Brazil, the taxable profit for each year can only be reduced by tax losses up to a maximum of 30%.

In order to fully realize the deferred tax asset, the Group will need to generate future taxable income in the countries where the net operating losses were incurred. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that as at December 31, 2011, it is probable that the Group will realize all of the deferred tax assets in Argentina and some portion of the deferred tax assets in Brazil.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.	Taxation (continued)

As of December 31, 2011, the Group’s tax loss carry forwards and the jurisdictions, which generated them are as follows:

Jurisdiction	Tax loss carry forward	Expiration Period
Argentina	2,925	5 years
Uruguay	4,150	5 years
Brazil	122,192	No expiration date

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The Group did not recognized deferred income tax assets of US$ 3.1 million at December 31, 2011 in respect of losses amounting to US$ 9.1 million than can be carried forward against future taxable income.

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	2011	2010	2009
Tax calculated at the tax rates applicable to profits in the respective countries	30,947	(23,004)	(8,100)
Non-deductible items	2,075	3,210	702
Unused tax losses, net	(14,617)	7,642	688
Non-taxable income	(4,056)	(4,234)	—
Others	313	123	1,295

Income tax benefit	14,662	(16,263)	(5,415)

22.	Payroll and social security liabilities

	2011	2010
Non-current
Social security payable	1,431	1,178

	1,431	1,178

Current
Salaries payable	3,174	3,471
Social security payable	2,758	2,223
Provision for vacations	7,100	6,155
Provision for bonuses	3,978	3,629

	17,010	15,478

Total payroll and social security liabilities	18,441	16,656

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

23.	Provisions for other liabilities

The Group is subject to several laws, regulations and business practices of the countries where it operates. In the ordinary course of business, the Group is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity.

The table below shows the movements in the Group’s provisions for other liabilities categorized by type of provision:

	Labor, legal and other claims	Tax and social security	Onerous contracts	Total
At January 31, 2010	3,370	1,608	—	4,978
Additions	1,770	552	3,947	6,269
Used during year	(1,379)	(705)	—	(2,084)
Exchange differences	(27)	71	—	44

At December 31, 2010	3,734	1,526	3,947	9,207

Additions	1,274	430	222	1,926
Acquisition of subsidiaries	155	—	—	155
Used during year	(2,447)	(79)	(3,947)	(6,473)
Exchange differences	(256)	(208)	(24)	(488)

At December 31, 2011	2,460	1,669	198	4,327

Analysis of total provisions:

	2011	2010
Non current	3,358	4,606
Current	969	4,601

	4,327	9,207

The Group is engaged in several legal proceedings, including tax, labor, civil, administrative and other proceedings in Brazil, which qualified as contingent liabilities for an aggregate amount of US$ 5.2 million as of December 31, 2011.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

24.	Sales

	2011	2010	2009
Sales of manufactured products and services rendered:
Rice	82,079	58,876	65,521
Ethanol	116,599	114,793	62,811
Sugar	130,348	98,385	26,143
Soybean oil and meal	—	—	8,420
Energy	24,393	15,040	8,216
Coffee	713	2,709	7,984
Services	767	749	2,848
Rental income	4,980	3,717	172
Powder milk	—	—	720
Others	5,978	260	551

	365,857	294,529	183,386

Sales of agricultural produce and biological assets:
Soybean	61,385	64,890	35,696
Cattle for dairy	1,896	2,096	333
Other cattle	957	882	28,306
Corn	42,959	23,968	14,654
Cotton	9,101	2,395	11,905
Milk	17,801	13,415	10,809
Wheat	24,232	7,939	10,218
Coffee	13,457	4,862	6,281
Sunflower	7,413	4,880	5,517
Barley	828	1,171	3,106
Seeds	784	2,537	2,352
Others	1,414	2,703	1,040

	182,227	131,738	130,217

Total sales	548,084	426,267	313,603

Commitments to sell commodities at a future date

The Group entered into contracts to sell non financial instruments, mainly, sugar, soybean and corn through sales forward contracts. Those contracts are held for purposes of delivery the non financial instrument in accordance with the Group’s expected sales. Accordingly, as the own use exception criteria are met, those contracts are not recorded as derivatives.

The notional amount of these contracts is US$ 65.9 million as of December 31, 2011 (2010: US$ 77.2 million; 2009: US$ 29.1 million ) comprised primarily of 17,070 tons of sugar (US$ 9.2 million), 70,037 tons of soybean (U$S 24.1 million) and 92,359 tons of corn (US$ 16.0 million), which expire between January 2012 and September 2012.

25.	Expenses by nature

The Group presented the statement of income under the function of expense method. Under this method, expenses are classified according to their function as part of the line items “cost of manufactured products sold and services rendered”, “cost of agricultural produce sold and direct agricultural selling expenses”, “general and administrative expenses” and “selling expenses”.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

25.	Expenses by nature (continued)

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

	2011	2010	2009
Cost of agricultural produce and biological assets sold	168,837	117,992	116,728
Raw materials and consumables used in manufacturing activities	147,339	136,208	95,959
Services	20,437	14,727	39,374
Salaries and social security expenses (Note 26)	57,259	52,728	37,099
Depreciation and amortization	34,184	37,563	30,356
Taxes (*)	2,159	3,462	4,307
Maintenance and repairs	16,032	14,299	17,046
Freights	31,956	24,198	11,322
Export taxes / selling taxes	31,006	30,205	21,779
Fuel and lubricants	8,522	9,336	5,507
Lease expense and similar arrangements (**)	2,592	3,262	2,764
Others	23,854	16,049	11,621

Total expenses by nature	544,177	460,029	393,862

(*)	Excludes export taxes and selling taxes.
(**)	Relates to various cancellable operating lease agreements for office and machinery equipment.

For the year ended December 31, 2011, an amount of US$ 237,404 is included as “cost of manufactured products sold and services rendered” (2010: US$ 219,201; 2009: US$ 180,083); an amount of US$ 182,227 is included as “cost of agricultural produce sold and direct agricultural selling expenses” (2010: US$ 131,738; 2009: US$ 130,217); an amount of US$ 65,142 is included in “general and administrative expenses” (2010: US$ 56,562; 2009: US$ 52,393); and an amount of US$ 59,404 is included in “selling expenses” as described above (2010: US$ 52,528; 2009: US$ 31,169).

26.	Salaries and social security expenses

	2011	2010	2009
Wages and salaries	40,596	40,090	27,777
Social security costs	12,986	10,857	6,442
Equity-settled share-based compensation	3,677	1,781	2,880

	57,259	52,728	37,099

Number of employees	5,560	5,263	5,290

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

27.	Other operating income, net

	2011	2010	2009
Gain from the sale of subsidiaries (Note 15)	—	—	18,839
Gain / (loss) from commodity derivative financial instruments	19,664	106	(7,486)
Loss from onerous contracts – forwards	(5,333)	(3,935)	—
Gain from disposal of farmland (Note 15)	8,832	20,837	—
Gain from disposal of other property items	394	847	337
Others	1,024	369	1,381

	24,581	18,224	13,071

28.	Financial results, net

	2011	2010	2009
Finance income:
- Interest income	8,019	1,341	472
- Foreign exchange gains, net	—	7,324	10,903
- Gain from interest rate/foreign exchange rate derivative financial instruments	—	5,018	—
- Other income	1,113	2,876	178

Finance income	9,132	16,559	11,553

Finance costs:
- Interest expense	(34,017)	(34,369)	(28,222)
- Foreign exchange losses, net	(12,683)	—	—
- Taxes	(5,273)	(2,104)	(2,060)
- Loss from interest rate/foreign exchange rate derivative financial instruments	(2,247)	—	(314)
- Other expenses	(8,121)	(3,023)	(3,620)

Finance costs	(62,341)	(39,496)	(34,216)

Total financial results, net	(53,209)	(22,937)	(22,663)

29.	Earnings per share

(a) Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Group by the weighted average number of shares in issue during the period excluding ordinary shares held as treasury shares (Note 16).

	2011	2010	2009
Earnings/(losses) attributable to equity holders of the Group	56,018	(43,904)	(260)
Weighted average number of shares in issue (thousands)	117,028	80,000	80,000

Basic earnings/(losses) per share	0.4787	(0.5488)	(0.0033)

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

29.	Earnings per share (continued)

(b) Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares. The Group has one category of dilutive potential shares: equity-settled share options. For these instruments, a calculation is done to determine the number of shares that could have been acquired at fair value, based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the equity-settled share options. As of December 31, 2011, there were 2,038 thousands (2010: 4,629 thousands; 2009: 4,432 thousands) share options outstanding that could potentially have a dilutive impact in the future but were antidilutive for the periods presented.

	2011	2010	2009
Gain / (loss) attributable to equity holders of the Group	56,018	(43,904)	(260)

Weighted average number of shares in issue (thousands)	117,028	80,000	80,000
Adjustments for:
- Employee share options (thousands)	822	( *)	( *)

Weighted average number of shares for diluted earnings per share (thousands)	117,850	80,000	80,000

Diluted earnings per share	0.4753	(0.5488)	(0.0033)

(*)	The effects of anti-dilutive potential shares are ignored in the earnings per share calculation at December 31, 2010 and 2009. All shares are anti-dilutive in a loss period because they would decrease a loss per share.

As explained in Note 16, on January 24, 2011 the Extraordinary General Meeting of Adecoagro’s shareholders held on January 24, 2011 approved the reverse split of Adecoagro’s common shares, changing the nominal value of Adecoagro’s common shares from US$ 1 to US$ 1.5. Accordingly, the calculation of basic and diluted earnings per share for all periods presented had been adjusted retrospectively.

30.	Disclosure of leases and similar arrangements

The Group as lessee

Operating leases:

The Group leases various offices and machinery under cancellable operating lease agreements. Lease expense was US$ 4.77 million for the year ended December 31, 2011 (2010: US$ 4.41 million; 2009: US$ 2.2 million). Lease expense is included in “General and administrative expenses” in the consolidated statement of income.

The Group leases land for crop cultivation in Argentina. The leases have an average term of a crop year and are renewable at the option of the lessee for additional periods. Under the lease agreements, rent accrues generally at the time of harvest. Rent is payable at several times during the crop year. Lease expense was US$ 10.52 million for the year ended December 31, 2011 (2010: US$ 8.01 million; 2009: 4.3 million). Lease expense is capitalized as part of biological assets, affecting the periodically re-measurement of the biological assets at fair value. Based on this accounting policy, the line item ‘Initial recognition and changes in fair value of biological assets and agricultural produce’ in the consolidated income statement is directly affected by the lease expense that has been capitalized.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

30.	Disclosure of leases and similar arrangements (continued)

The future aggregate minimum lease payments under cancellable operating leases are as follows:

	2011	2010
No later than 1 year	6,910	3,246
Later than 1 year and no later than 5 years	3,256	2,110
Thereafter	467	478

	10,634	5,834

Agriculture “partnerships” (parceria by its exact term in Portuguese):

The Group enters into contracts with landowners to cultivate sugarcane on their land. These contracts have an average term of 5 years.

Under these contracts, the Group makes payments based on the market value of sugarcane per hectare (in tons) used by the Group in each harvest, with the market value based on the price of sugarcane published by CONSECANA and a fixed amount of total recoverable sugar per ton. Lease expense was US$ 17.1 million for the year ended December 31, 2011 (2010: US$ 15.8 million; 2009: US$ 9.9 million). Lease expense is included in “Initial recognition and changes in fair value of biological assets and agricultural produce” in the statement of income.

Finance leases:

When a lease transfers substantially all risks and rewards to the Group as lessee, the Group initially recognizes the leased assets in the consolidated statement of financial position at the lower of fair value or present value of the future minimum lease payments. Most of the leased assets carried in the consolidated statement of financial position as part of a finance lease relate to long-term rental and lease agreements for vehicles, machinery and equipment. The net book value of assets under finance leases amounts to US$ 275 and US$ 448 as of December 31, 2011 and 2010, respectively.

At the commencement of the lease term, the Group recognizes a lease liability equal to the carrying amount of the leased asset. In subsequent periods, the liability decreases by the amount of lease payments made to the lessors using the effective interest method. The interest component of the lease payments is recognized in the statement of income.

Information on the breakdown of the present value of finance leases and its components is disclosed in Note 20.

The Group as lessor

Operating leases:

The Group acts as a lessor in connection with an operating lease related to leased farmland. The lease payments received are recognized in profit or loss. The lease has a term of ten years.

The following amounts have been recognized in the statement of income in the line “Sales of manufactured products and services rendered”:

	2011	2010	2009
Rental income	4,980	3,718	172

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

30.	Disclosure of leases and similar arrangements (continued)

The future minimum rental payments receivable under cancellable leases are as follows:

	2011	2010
No later than 1 year	4,397	4,520
Later than 1 year and no later than 5 years	17,437	18,081
Thereafter	12,714	17,704

	34,548	40,305

Finance leases:

The Group does not act as a lessor in connection with finance leases.

31.	Business combinations

Acquisitions completed during the year ended December 31, 2011

Acquisition of Compañía Agroforestal Sociedad Anónima (Agroforestal)

On August 18, 2011, the Group acquired 100% of the issued share capital of Agroforestal, an Argentine-based company mainly involved in agricultural and beef cattle industry, for a total consideration of US$ 18.0 million. The purchase price includes a cash payment of US$ 1.4 million and a seller financing of US$ 15.1 million plus accrued interest at a fixed stepped interest rate payable at the time the Argentine Antitrust Commission approves this transaction. The acquisition also involved an escrow in an amount of US$ 1.5 million, which was retained in escrow by the Group to secure certain obligations of the seller. The escrowed amount is to be released within a three-year period as from the date of acquisition. As of the date of these consolidated financial statements, the authorization of the Argentine Antitrust Commission is still pending but the Group expects to receive it by August 2012. The Group does not have any evidence which may indicate this transaction will not be formally approved.

In the period from acquisition to December 31, 2011, Agroforestal contributed revenues of US$ 0.5 million and net loss of US$ 0.1 million to the Group’s consolidated results. If Agroforestal had been acquired on January 1, 2011, combined revenues of the Group would have been US$ 4.2 million (unaudited) and Profit Before Income Tax would have been US$ 1.4 million (unaudited) for the year ended December 31, 2011. For purposes of this note the term revenues comprises the line items “sales of manufactured products and services rendered”, “sales of agricultural produce and biological assets”, “initial recognition and changes in fair value of biological assets and agricultural produce” and “changes in net realizable value of agricultural produce after harvest”. These amounts have been calculated using the Group’s accounting policies and by adjusting the results of the subsidiary to reflect the additional depreciation and amortization, as appropriate, that would have been charged assuming the fair value adjustments to net assets acquired had been applied from January 1, 2011, together with its consequential tax effects.

Results, assets and liabilities of Agroforestal as from the acquisition date are included within the ‘Crops’ and ‘Cattle’ segments.

Details of the net assets acquired and goodwill are as follows:

Purchase consideration:
Cash paid	1,350
Present value of seller financing (*)	15,056
Escrow (*)	1,379

Total purchase consideration	17,785

Fair value of net assets acquired	14,049

Goodwill	3,736

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

31.	Business combinations (continued)

(*)	Discounted at present value as of the date of acquisition.

The goodwill generated on the acquisition was attributable mainly to the Group’s expected benefits from diversification and expansion into high-yield potential farmland properties.

The assets and liabilities at the date of acquisition are as follows:

Fair value
Cash and cash equivalents	76
Property, plant and equipment	15,291
Investment property	3,709
Biological assets	1,495
Deferred tax liabilities	(6,858)
Provisions for other liabilities	(39)
Other current assets	1,219
Other current liabilities	(844)

Net assets acquired	14,049

The outflow of cash and cash equivalents on the acquisition can be calculated as follows:

Cash paid	1,350
Cash and cash equivalents in subsidiary acquired	(76)

Cash outflow on acquisition	1,274

Acquisition of Simoneta Sociedad Anónima (Simoneta)

On August 19, 2011, the Group acquired 100% of the issued share capital of Simoneta, an Argentine-based company mainly involved in agricultural industry, for a total consideration of US$ 26.4 million. The purchase price includes a cash payment of US$ 11.0 million and a seller financing of US$ 14.4.million payable in two installments in February and August 2012. The acquisition also involved contingent consideration to the seller in an amount of US$ 1.0 million, which was retained in escrow by the Group to secure certain obligations of the seller. The escrowed amount is to be released within a three-year period as from the date of acquisition.

In the period from acquisition to December 31, 2011, Simoneta contributed revenues of US$ 1 million and net loss of US$ 0.1 million to the Group’s consolidated results. If Simoneta had been acquired on January 1, 2011, combined revenues of the Group would have been US$ 6 million (unaudited) and Profit Before Income Tax would have been US$ 3 million (unaudited) for the year ended December 31, 2011. For purposes of this note the term revenues comprises the line items “sales of manufactured products and services rendered”, “sales of agricultural produce and biological assets”, “initial recognition and changes in fair value of biological assets and agricultural produce” and “changes in net realizable value of agricultural produce after harvest”. These amounts have been calculated using the Group’s accounting policies and by adjusting the results of the subsidiary to reflect the additional depreciation and amortization, as appropriate, that would have been charged assuming the fair value adjustments to net assets acquired had been applied from January 1, 2011, together with its consequential tax effects. Results, assets and liabilities of Simoneta as from the acquisition date are included within the ‘Crops’ segment.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

31.	Business combinations (continued)

Details of the net assets acquired and goodwill are as follows:

Purchase consideration:
Cash paid	11,000
Present value of seller financing (*)	14,124
Escrow (*)	923

Total purchase consideration	26,047

Fair value of net assets acquired	18,644

Goodwill	7,403

(*)	Discounted at present value as of the date of acquisition.

The goodwill generated on the acquisition was attributable mainly to the Group’s expected benefits from diversification and expansion into high-yield potential farmland properties.

The assets and liabilities at the date of acquisition are as follows:

Fair value
Cash and cash equivalents	657
Property, plant and equipment	15,701
Investment property	5,961
Deferred tax liabilities	(7,705)
Provisions for other liabilities	(116)
Other current and non current assets	5,385
Other current liabilities	(1,239)

Net assets acquired	18,644

The outflow of cash and cash equivalents on the acquisition can be calculated as follows:

Cash paid	11,000
Cash and cash equivalents in subsidiary acquired	(657)

Cash outflow on acquisition	10,343

Acquisitions completed during the year ended December 31, 2010

Acquisition of Dinaluca Sociedad Anónima (Dinaluca)

On August 23, 2010, the Group acquired 100% of the issued share capital of Dinaluca, an Argentina-based company mainly involved in the lease of farmlands, for a total consideration of US$ 20.1 million. The purchase price includes a cash payment of US$ 7.9 million and seller financing of US$ 12.2 million plus accrued interest at LIBOR plus 2% on outstanding amounts payable in two equal installments on the first anniversary and second anniversary of the transaction. These payment obligations are guaranteed by a pledge of the acquired shares in favor of the former shareholders of Dinaluca.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

31.	Business combinations (continued)

In the period from acquisition to December 31, 2010, Dinaluca contributed revenues of US$ 0,06 million and gain of US$ 0.07 million to the Group’s consolidated results. If Dinaluca had been acquired on January 1, 2010, combined revenues of the Group would have been US$ 403.7 million (unaudited) and Loss Before Income Tax would have been US$ 60.8 million (unaudited) for the year ended December 31, 2010. For purposes of this note the term revenues comprises the line items “sales of manufactured products and services rendered”, “sales of agricultural produce and biological assets”, “initial recognition and changes in fair value of biological assets and agricultural produce” and “changes in net realizable value of agricultural produce after harvest”. These amounts have been calculated using the Group’s accounting policies and by adjusting the results of the subsidiary to reflect the additional depreciation and amortization, as appropriate, that would have been charged assuming the fair value adjustments to net assets acquired had been applied from January 1, 2010, together with its consequential tax effects. Results, assets and liabilities of Dinaluca as from the acquisition date are included within the ‘Rice’ and ‘Cattle’ segments.

Details of the net assets acquired and goodwill are as follows:

Purchase consideration:
Cash paid	7,900
Present value of seller financing (*)	11,604

Total purchase consideration	19,504

Fair value of net assets acquired	12,481

Goodwill	7,023

(*)	Discounted at present value as of the date of acquisition.

The goodwill generated on the acquisition was attributable mainly to the Group’s expected benefits from diversification and expansion into high-yield potential farmland properties.

The assets and liabilities at the date of acquisition are as follows:

Fair value
Cash and cash equivalents	28
Property, plant and equipment	14,076
Investment property	7,935
Deferred income tax	(6,930)
Other current assets	1,330
Other current liabilities	(3,958)

Net assets acquired	12,481

The outflow of cash and cash equivalents on the acquisition can be calculated as follows:

Cash paid	7,900
Cash and cash equivalents in subsidiary acquired	(28)

Cash outflow on acquisition	7,872

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

32.	Group companies

The following table details the companies making up the Group as of December 31, 2011 and 2010:

				2011		2010
	Activities		Country of incorporation and operation	Ownership percentage held if not 100%		Ownership percentage held if not 100%
Details of principal subsidiary undertakings:
Operating companies (unless otherwise stated):
Americas
Adeco Agropecuaria S.A.	(a	)	Argentina	—		—
Pilagá S.A.	(a	)	Argentina	99.84%		99.84%
Cavok S.A.	(a	)	Argentina	—		—
Establecimientos El Orden S.A.	(a	)	Argentina	—		—
Bañado del Salado S.A.	(a	)	Argentina	—		—
Agrícola Ganadera San José S.R.L.	(a	)	Argentina	—		—
Santa Regina Agropecuaria S.R.L.	(a	)	Argentina	—		—
Agro Invest S.A.	(a	)	Argentina	—		—
Forsalta S.A.	(a	)	Argentina	—		—
Dinaluca S.A.	(a	)	Argentina	—		—
Simoneta S.A.	(a	)	Argentina	(iii	)	—
Compañía Agroforestal S.A.	(a	)	Argentina	(iii	)	—
Adeco Agropecuaria Brazil S.A.	(b	)	Brazil	—		—
Adecoagro Comercio Exportação e importação Ltda (f.k.a. Alfenas Café Ltda).	(c	)	Brazil	(ii	)	(ii )
Adecoagro Vale do Ivinhema Ltda.	(b	)	Brazil	(iv	)
Angélica Agroenergia Ltda.	(b	)	Brazil	(iv	)	—
Usina Monte Alegre Ltda.	(b	)	Brazil	—		—
Fazenda Mimoso Ltda.	(c	)	Brazil	—		—
Ivinhema Agronergia S.A. (f.k.a. Amandina Agroenergía Ltda.)	(b	)	Brazil	(iv	)	—
Kelizer S.A.	(a	)	Uruguay	—		—
Adecoagro Uruguay S.A.	(a	)	Uruguay	—		—
Holdings companies:
Americas
Adeco Brazil Participacoes S.A.	—		Brazil	—		—
International Farmland Holdings LP	—		United States	98.64%		98.00%
Adecoagro LP	—		United States	—		—
Ladelux S.C.A.	—		Uruguay	—		—
Asia
AFI (L) LTD	—		Malaysia	(i	)	(i )
Europe
Kadesh Hispania S.L.	—		Spain	—		—
Leterton España S.L.	—		Spain	—		—
Ona Ltd.	—		Malta	—		—
Toba Ltd.	—		Malta	—		—
Details of principal joint venture undertakings:
Americas
Grupo La Lácteo	(d	)	Canada	50.00%		50.00%

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

32.	Group companies (continued)

(a)	Mainly crops, rice, cattle and others

(b)	Mainly sugarcane, ethanol and energy

(c)	Mainly coffee

(d)	Mainly dairy

(i)	In process of liquidation

(ii)	Merged with Usina Monte Alegre Ltda

(iii)	Acquired in August 2011 (Note 31)

(iv)	Angélica Agroenergia Ltda. merged with Ivinhema Agronergia S.A. (f.k.a. Amandina Agroenergía Ltda.). Its new name is Adecoagro Vale do Ivinhema Ltda.

The percentage voting right for each principal subsidiary is the same as the percentage of capital stock held. Issued share capital represents only ordinary shares/ quotas, units or their equivalent. There are no preference shares or units issued in any subsidiary undertaking.

33.	Related-party transactions

The following is a summary of the balances and transactions with related parties:

Related party	Relationship	Description of transaction	Income (loss) included in the statement of income			Balance receivable (payable)
			2011	2010	2009	2011	2010
Grupo La Lácteo	Joint venture	Sales of goods	16,459	13,397	10,849		—
		Purchases of goods	—	—	(748)		—
		Receivables from related parties (Note 12)	—	—	—	4,909	1,662
		Payables (Note 19)	—	—	—	—	—
Mario Jorge de Lemos Vieira/ Cia Agropecuaria Monte Alegre/ Alfenas Agricola Ltda/ Marcelo Weyland Barbosa Vieira/ Paulo Albert Weyland Vieira	(i)	Cost of manufactured products sold and services rendered (ii)	(3,136)	(3,334)	(2,155)		—
		Receivables from related parties (Note 12)	—	—	—	—	291
		Payables (Note 19)	—	—	—	(318)	(4,892)
UMA members	(i)	Tax charge	—	4,138	—	—	—
Ospraie	(i)	Consent fee (iii)	(3,000)	—	—	—	—
Directors and senior management	Employment	Compensation selected employess	(6,594)	(6,593)	(8,330)	(15,306)	(13,659)

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.	Related-party transactions (continued)

(i)	Shareholders of the Company.

(ii)	Relates to agriculture partnership agreements (“parceria”).

(iii)	One-time cost related to the agreement entered into with Ospraie to waive certain rights following the completion of initial public offering.

Ospraie Consent Agreement

On December 14, 2010, the Group entered into a consent agreement with Ospraie Special Opportunities Master Holdings Ltd, or Ospraie, one of the Groups shareholders, pursuant to which the Company should pay to Ospraie an aggregate amount of US$ 3 million, subject to certain conditions, promptly following the completion of the initial public offering in consideration for their agreement to waive certain of their rights under the Groups’ shareholders agreement, which terminates upon the initial public offering. The payment was made in February 2011.

The accompanying notes are an integral part of these consolidated financial statements.